

DELTIC TIMBER CORPORATION 2001 ANNUAL REPORT

A GROWING TRADITION

DELTIC

Deltic Timber Corporation has established a growing tradition as a natural resources company focused on the ownership and management of timberland. The company owns 433,000 acres of timberland, operates two sawmills, and is engaged in real estate development. Headquartered in El Dorado, Arkansas, the Company's operations are located primarily in Arkansas and north Louisiana.

CONTENTS



DELTIC

FINANCIAL

(Thousands of dollars, except per share amounts)		2001	2000	1999
For The Year				
Net sales	$	106,011	109,531	125,010
Operating income	$	15,824	18,114	29,244
Income from continuing operations	$	1,623	2,701	10,771
Net income	$	9,980	13,557	10,920
Earnings per common share				
Income from continuing operations	$	(.05)	.04	.68
Net income	$	.65	.93	.69
Net cash provided by operating activities	$	41,238	42,919	36,842
Capital expenditures	$	63,957	43,401	28,616
At Year-end				
Working capital	$	13,015	10,086	17,569
Total assets	$	328,380	322,633	277,898
Long-term debt	$	84,190	87,410	55,570
Redeemable preferred stock	$	30,000	30,000	30,000
Stockholders' equity	$	180,799	176,834	178,408
Common shares outstanding (thousands)		11,888	11,936	12,394

OPERATING

		2001	2000	1999
Pine sawtimber harvested from fee lands (tons)		673,055	566,557	500,442
Pine sawtimber sales price (per ton)	$	39	45	46
Lumber sales (MBF)		158,225	172,059	189,028
Lumber sales price (per MBF)	$	306	324	383


Net Income
MILLIONS OF DOLLARS
1999 2000 2001
18
15
12
9
6
3


Cash Flow
MILLIONS OF DOLLARS
1999 2000 2001
48
40
32
24
16
8


Pine Sawtimber Harvested
THOUSANDS OF TONS
1999 2000 2001
600
500
400
300
200
100







Deltic Timber Corporation earned $10 million, $.65 a share, in 2001, compared to $13.6 million, $.93 a share, in 2000, as the unprecedented, nine-year period of business expansion in the U.S. came to an end, and the painful process of "wringing out" excess capacity in all areas of the economy began in earnest. As is historically the case, the building-based forest products industry was among the first to suffer. The precarious supply and demand equation in the lumber market became imbalanced; consequently, lumber prices fell to levels not seen since the early 1990s. Deltic was not immune to this price pressure, and our sawmills, along with most, if not all U.S.-based mills, suffered significant operating losses during the year. A combination of operating issues and price pressures on medium density fiberboard caused us to shut down production at our 50 percent-owned MDF plant for approximately four months during 2001, as losses escalated at Del-Tin. We are, however, pleased to report that our Woodlands segment, which is our core asset base and profit center, continues to produce impressive results, both operationally and financially. Our Real Estate operations, which is essentially the highest end-use extension of our woodlands ownership, had a near record year of operating profits due to the continued build-out and remarkable acceptance of the products we offered at our master-planned Chenal Valley development in Little Rock.

The growing tradition of Deltic as a focused owner and manager of Southern Pine timberland continued into 2001. Our Woodlands segment reported, for the sixth consecutive year, an increase in our standing timber inventory, accomplishing this despite an aggressive harvesting program. We harvested 673,000 tons of pine sawtimber during the year, an increase of 19 percent over the preceding year, yet we still managed to grow more timber than we harvested. We continue to experience impressive growth rates through all age distributions in our intensively managed forests. This growth is attributed to a combination of advanced silvicultural practices, which in essence raises the site indices in our forests, and the compounding effect of young plantations rolling into sawlog status. We continue to believe that our land mix of 150,000 acres of maturing pine plantations, coupled with 250,000 acres of all-age pine forests, is an attractive blend of age classifications that will buttress future growth for your Company.

During 2001, we increasingly executed on Deltic's new mandate of capturing incremental value for our shareholders when land prices exceed a tract's worth for timber growing purposes in addition to other conditions being met. This strategy makes eminent sense when we can, and do, replace the equivalent number of acres sold at a fraction of the price realized from the sale. This we have done, and we will continue to explore additional opportunities to do so. Under this initiative in 2001, we sold 3,315 acres of timberlands at an average price of $2,400 per acre. The economics of this initiative cannot be ignored.

As mentioned earlier, excess lumber supply overwhelmed the demand side of the equation during 2001, and our Mills segment incurred substantial losses during the year. The precarious nature of the supply and demand balance in the softwood lumber market was aggravated during 2001 by substantial imports of Canadian lumber, which, in our view, was not manufactured on a level playing field. While we cannot control product prices, we can influence production costs; we feel we made significant strides in positioning our mills to be cost efficient and price competitive when the lumber market improves. We concentrated on achieving operating efficiencies in all aspects of our sawmill production costs, and notable progress was recorded, particularly at our Waldo Mill.

Medium density fiberboard prices deteriorated during 2001 and that, coupled with continuing operational problems at our Del-Tin manufacturing facility, caused a four-month shutdown of operations there. Your management and Board of Directors are reviewing all aspects of this operation, and we will be evaluating all future options regarding this joint venture.

Deltic's Real Estate segment had a banner year, highlighted by the successful offering of the first of many planned, new neighborhoods featuring lots fronting our soon-to-be-completed, second 18-hole golf course at Chenal Country Club. This offering exceeded our own high expectations, demonstrating the pent-up demand for high quality residential lots at Chenal Valley. We experienced an increasing level of interest in our core, commercially zoned acreage at Chenal and sold 14 acres at an average sales price of $161,000 per acre. It might be appropriate to note that these acres were bought by Deltic Farm & Timber Co., Inc., our corporate predecessor, some 45 years ago at a price of about $68 per acre.

Your Company has just completed a milestone of sorts: our fifth year as a publicly owned company. Our Southern Pine timberland base, which is, and will remain, our core asset, now stands at 433,000 acres, a 26 percent increase from our beginning. We know Southern Pine. We have unwavering confidence in the intrinsic and increasing value of this asset class, which, over the past 40 years, has increased at an average rate of about 12 percent per year. This historic indication of increasing value imbues us with solid optimism for the future. We believe there are multiple benefits that can accrue through timberland ownership to those with the expertise and focus to derive value. At Deltic, we are striving to enhance this return through our expertise in the fields of forestry and land management, land sales, and both residential and commercial real estate development. We will remain focused upon opportunistically expanding our timberland ownership and increasingly upon capturing incremental value for our shareholders.

We view an investment in Deltic as a trust in us, and in our stewardship of every shareholder's ownership of this company. We do not take this trust lightly; our shareholders are our partners. We are committed to protecting their, and our, investment in this company through sound financial management and to enhancing it through our expertise, based on a 99-year tradition of timberland ownership. Our tradition is growing.

Robert C. Nolan, Chairman

Ron L. Pearce, President and Chief Executive Officer



(left: Ron Pearce, right: Robert Nolan)



W O O D L A N D S

Growing on Tradition

O V E R V I E W

At the root of Deltic Timber Corporation is its timberland ownership, a growing tradition that for nearly 100 years has remained the Company's greatest strength. Even in such uncertain times as 2001, Deltic continued to implement its primary business strategy of managing and acquiring timberland in a manner that increases the value of its assets.

In 2001, the Company completed the divestiture of its agricultural holdings and reinvested the proceeds in timberland. The tax-deferred transaction, initiated in 2000, included the sale of 50,000 acres of farmland in northeast Louisiana (38,800 acres net to Deltic) and the purchase of 37,000 acres of Southern Pine timberland in the Company's existing operating area. The acquired properties range in age from young plantations to mature sawtimber stands which will benefit Deltic immediately and far into the future.





Since becoming a public company at year-end 1996, Deltic has acquired 108,500 acres of timberland and increased its pine sawtimber inventory by 2.2 million tons, while more than doubling its annual harvest level from 294,000 tons to 673,000 tons. Deltic's focus in the future will continue to be on expanding its core business segment through acquisitions, improving the productivity of its timberlands, and increasing its long-term asset value.

OPERATIONS

Deltic's Woodlands segment continued to expand its pine sawtimber harvest and inventory in 2001. The harvest level was 673,000 tons, an increase of 19 percent, while year-end inventory increased three percent to 10.7 million tons. Despite a decline in the average price of pine sawtimber per ton from $45 in 2000 to $39 in 2001 and a $3.6 million reduction in margin from timberland sales, operating income for the Woodlands segment was $22.3 million, second only to 2000's record level.

Deltic acquired 28,000 acres of timberland at a cost of $42.2 million in 2001. Purchases included acreage acquired with proceeds from the sale of farmland in addition to timberland acquired as part of the Company's ongoing acquisition program. Deltic's 2002 capital program includes $13 million for timberland acquisitions.

The Company planted 16,800 acres with genetically improved loblolly pine seedlings in 2001. The planting program has expanded significantly in recent years as the Company continues to reforest recently acquired understocked tracts to improve the productivity of this land. Approximately 9,500 acres were reforested in 2000 and 14,600 acres are scheduled to be planted in 2002.

Deltic continues to explore opportunities regarding its non-strategic and higher and better use lands. The majority of the 5,254 acres sold in 2000 was non-strategic hardwood timberland located near the Company's former









MILLS

farmland in northeast Louisiana. Although land sales in 2001 declined to 3,315 acres, several large higher and better use tracts were sold for prices well above timberland value. These tracts included 619 acres sold to the City of Little Rock for a future park site and 872 acres just west of Little Rock to be developed into an exclusive golf club.

Deltic actively leases Company lands to hunting clubs and manages the wildlife resources on its properties. In 2001, 381,000 acres were leased, an increase from 355,000 acres in 2000. Deltic is currently working with the Arkansas Game & Fish Commission to develop a statewide white-tailed deer database to assist in managing Arkansas' deer population.

Positioning for the Future

OVERVIEW

A modest increase in housing starts was overshadowed by a slowdown in the general economy during 2001.





Exacerbating the domestic supply and demand balance were increased imports from Canada and overseas. As a result, lumber prices fell for the second consecutive year, reaching their lowest sustained levels since 1992. In response to depressed market conditions, Deltic curtailed production early in the year and reduced spending at its two sawmills. Operating and capital projects were focused on improving efficiency and decreasing costs.

Although Mills' financial performance has not met expectations the last two years, strategically they compliment the Company's core timberland business by adding value to Company-owned stumpage and providing a viable option to selling sawtimber to third parties. Capital improvements over the last five years have expanded production capacity and utilized new technology to optimize operations and ensure the mills are cost competitive and well positioned to benefit from improving market conditions.

O P E R A T I O N S

Deltic's average lumber sales price was $306 per thousand board feet ("MBF") in 2001, down $18 from 2000's average of $324 and $77 per MBF from $383 in 1999, and was the lowest since the 1992 average of $259. Although the mills have been able to reduce some manufacturing costs over this period, they have been unable to offset the decline in sales price. As a result, the Mills segment reported operating losses of $6.4 million in 2000 and $7.1 million in 2001. Production was curtailed for the second consecutive year with output totaling 169 million board feet ("MMBF") in 2000 and 164 MMBF in 2001, compared to 186 MMBF in 1999.

Due to the poor operating environment, capital spending was limited to $5.9 million in 2001. The major project initiated during the year was the installation of a $4.8 million curve sawing gang at the Waldo Mill.







REAL ESTATE


THE VILLAGE
AT RAHLING ROAD

A comparable gang installed at the Ola Mill in 2000 substantially improved recovery, hourly output, and product mix; similar results are expected from the Waldo project. At the Ola Mill, log storage capacity was expanded, enabling the mill to more easily increase production as market conditions improve. No major capital projects are planned for either mill in 2002.

Realizing Value

OVERVIEW

Deltic established its Real Estate segment to realize the value of its timberland located near Little Rock, Arkansas. The Company's Chenal Valley development in west Little Rock is the premier upscale residential and commercial development in the Little Rock real estate market. The development offers residential lots in market segments ranging from $40,000 to over $200,000 per lot and has approximately 600 acres of commercial property available for sale.





Chenal Valley is centered around two golf courses designed by Robert Trent Jones, Jr. Construction of the second course began in 2001. Over time, a total of 700 residential lots will be developed around the new course, with the first neighborhood offered for sale in late 2001.

O P E R A T I O N S

Residential lot sales at the Company's three real estate developments – Chenal Valley and Chenal Downs in west Little Rock and Red Oak Ridge in Hot Springs, Arkansas – increased 34 percent to a record 198 lots in 2001. Commercial sales, consisting of both retail and office sites, increased from ten acres in 2000 to 14 acres. As a result, the Real Estate segment's operating income more than tripled, to $7.4 million in 2001, when compared to the previous year.

Two new Chenal Valley neighborhoods, Sologne Circle and Chalamont Place, were opened in 2001. Seventy-seven lots were offered for sale in Sologne Circle, the first neighborhood on the new golf course, and 51 lots were offered in Chalamont Place. In addition, new phases were opened in two existing neighborhoods, Margeaux Place and LaMarche Place. Of the 217 lots developed and offered for sale in these four neighborhoods during 2001, 204 have either been sold or are under contract to be sold in 2002.

Capital expenditures totaled $13.5 million in 2001, the majority of which went towards residential development, construction of the new golf course, and infrastructure. The golf course is scheduled to be completed in the spring of 2002 and open for play in the fall. Other projects planned for 2002 are primarily related to residential development and include a second neighborhood on the new golf course and additional phases in Chalamont Place, LaMarche Place, and The Oaks.







SELECTED FINANCIAL INFORMATION

(Thousands of dollars, except per share amounts)		2001	2000	1999	1998	1997
Results of Operations for the Year						
Net sales	$	106,011	109,531	125,010	100,684	94,756
Operating income	$	15,824	18,114	29,244	17,620	22,873
Income from continuing operations	$	1,623	2,701	10,771	8,013	14,886
Net income	$	9,980	13,557	10,920	8,474	16,574
Earnings per common share						
Basic						
Continuing operations	$	(.05)	.04	.68	.45	1.16
Net income	$	.65	.93	.69	.48	1.29
Assuming dilution						
Continuing operations	$	(.05)	.04	.68	.45	1.16
Net income	$	.65	.93	.69	.48	1.29
Cash dividends declared per common share	$	.25	.25	.25	.25	.25
Net cash provided/(required) by						
Operating activities	$	41,238	42,919	36,842	28,908	24,572
Investing activities	$	(25,390)	(63,634)	(32,183)	(87,438)	(37,779)
Financing activities	$	(12,438)	18,645	(8,037)	35,645	26,090
Percentage return on						
Average stockholders' equity		5.5	7.7	5.8	4.7	9.6
Average borrowed and invested capital		5.3	6.9	6.1	4.3	9.5
Average total assets		3.0	4.8	3.9	3.5	8.7
Capital Expenditures for the Year						
Woodlands	$	44,432	24,975	8,541	59,839	16,380
Mills		5,861	8,386	7,949	7,918	11,506
Real Estate		13,514	9,667	11,475	11,531	6,378
Corporate		150	320	124	524	574
Discontinued agriculture operations		–	53	527	721	1,000
	$	63,957	43,401	28,616	80,533	35,838
Financial Condition at Year-end						
Working capital	$	13,015	10,086	17,569	14,231	37,373
Current ratio		2.8 to 1	2.4 to 1	4.6 to 1	3.1 to 1	5.8 to 1
Total assets	$	328,380	322,633	277,898	272,544	225,375
Long-term debt	$	84,190	87,410	55,570	45,198	1,093
Redeemable preferred stock	$	30,000	30,000	30,000	30,000	30,000
Stockholders' equity	$	180,799	176,834	178,408	183,134	179,996
Long-term debt to stockholders' equity ratio		.466 to 1	.494 to 1	.311 to 1	.247 to 1	.006 to 1

OVERVIEW

Deltic Timber Corporation ("Deltic" or the "Company") is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber. The Company owns approximately 432,700 acres of timberland, primarily in Arkansas and north Louisiana. The Company's sawmill operations are located at Ola in central Arkansas (the "Ola Mill") and at Waldo in south Arkansas (the "Waldo Mill"). In addition to its timber and lumber operations, the Company is engaged in real estate development in central Arkansas. The Company also holds a 50 percent interest in Del-Tin Fiber L.L.C. ("Del-Tin Fiber"), a joint venture to manufacture and market medium density fiberboard.

On August 17, 2000, the Company's Board of Directors approved the disposal of Deltic's agriculture segment assets, subject to using the sales proceeds to purchase additional Southern Pine timberland, via a tax-deferred exchange. As a result, activities of this segment have been accounted for as discontinued operations. Deltic engaged an agricultural land consulting and brokerage firm to act as advisors in evaluating and marketing about 50,000 acres (approximately 38,800 acres net to Deltic) of farmland located in northeast Louisiana. The sale of all farmland and related operational assets was successfully concluded during 2001. (For additional information about the Company's discontinued agriculture operations, refer to Note 2 to the consolidated financial statements.)

The wood products industry is affected by a number of factors, including general economic conditions, interest rates, foreign exchange rates, housing starts, residential repair and remodeling activity, commercial construction, industry capacity and production levels, the availability of raw materials, and weather conditions. In 2001, the domestic industry continued to suffer from an oversupply of lumber. Despite an increase in housing starts, the slowdown in the overall economy caused consumption to decline, and a reduction in domestic production was partially offset by increased imports and decreased exports. These factors combined to cause lumber prices to decline from the already low levels of 2000.

The Company reduced lumber production in 2001 due to the poor market conditions. Timber prices in the Company's market area declined in 2001 in response to the decrease in lumber prices, although sales of Company timber remained profitable. Over the past two years, however, the decline in lumber prices has exceeded the decline in timber prices, which has significantly contributed to the Company's sawmills operating at a loss during this period.

RESULTS OF OPERATIONS

Consolidated net income for 2001 was $10 million, $.65 a share, compared to $13.6 million, $.93 a share, for 2000. In 1999, Deltic earned $10.9 million, $.69 a share. Net income for 2001 included earnings from discontinued agriculture operations, net of income taxes, of $8.4 million, $.70 a share. Discontinued operations earned $10.9 million, $.89 a share, in 2000 and $.1 million, $.01 a share, in 1999. Income from continuing operations was $1.6 million in 2001 and $2.7 million in 2000. After preferred dividends, there was a $.05 per share loss in 2001 and a $.04 per share profit in 2000. The $1.1 million reduction in income from continuing operations during 2001 was the result of lower operating income for the Company's Woodlands and Mills segments, partially offset by increased Real Estate earnings. In 1999, income from continuing operations totaled $10.8 million, $.68 a share.

Deltic's net sales and results of operations for the three years ended December 31, 2001, are presented in the following tables. A detailed review of the information presented follows the tables.

(Millions of dollars)		2001	2000	1999
Net sales				
Woodlands	$	38.3	41.5	31.8
Mills		57.4	64.9	83.5
Real Estate		25.0	18.0	21.6
Eliminations		(14.7)	(14.9)	(11.9)
Net sales	$	106.0	109.5	125.0
Operating income and net income				
Woodlands	$	22.3	28.7	20.3
Mills		(7.1)	(6.4)	6.5
Real Estate		7.4	2.4	8.4
Corporate		(6.4)	(6.5)	(5.8)
Eliminations		(.4)	(.1)	(.2)
Operating income		15.8	18.1	29.2
Equity in loss of Del-Tin Fiber		(9.1)	(10.9)	(8.9)
Interest income		.9	.5	.2
Interest and other debt expense		(5.7)	(4.9)	(4.1)
Other income/(expense)		.4	.3	.4
Income tax expense		(.7)	(.4)	(6.0)
Income from continuing operations		1.6	2.7	10.8
Income from discontinued operations, net		8.4	10.9	.1
Net income	$	10.0	13.6	10.9

Operating income for 2001 decreased $2.3 million to $15.8 million. The Woodlands segment decreased $6.4 million due primarily to a decrease in sales of non-strategic timberland and timberland for higher and better use, combined with an increase in the cost of fee timber harvested and lower prices for pine sawtimber, partially offset by higher pine sawtimber harvest volume. Deltic's Mills segment operating results decreased $.7 million as the result of an $18 per thousand board feet ("MBF") drop in the average lumber sales price, partially offset by a $10 per MBF drop in production cost per MBF sold. Real Estate operations increased $5 million and benefited from a 34 percent increase in the number of residential lots sold at higher prices per lot, combined with increased sales of commercial acreage.

During 2000, operating income decreased $11.1 million to $18.1 million. The Company's Woodlands operations increased $8.4 million due primarily to higher timberland sales margin coupled with a 13 percent increase in pine sawtimber harvest levels, partially offset by an increase in the cost of fee timber harvested. The Mills segment's operating results decreased $12.9 million due mainly to a $59 per MBF decline in the average lumber sales price and a four percent higher production cost per MBF sold. Operating income for Deltic's Real Estate segment decreased $6 million, primarily the result of lower margins from commercial and undeveloped acreage sales.

Woodlands – Net sales for the Company's Woodlands segment totaled $38.3 million in 2001, $41.5 million in 2000, and $31.8 million in 1999. This segment's operating income totaled $22.3 million in 2001, $28.7 million in 2000, and $20.3 million in 1999.

Selected financial and statistical data for the Woodlands segment is shown in the following table.

		2001	2000	1999
Net sales (millions of dollars)				
Pine sawtimber	$	26.4	25.7	23.2
Pine pulpwood		1.4	1.3	1.6
Hardwood sawtimber		.4	1.1	1.3
Hardwood pulpwood		.7	.6	.8
Sales volume (thousands of tons)				
Pine sawtimber		673	567	500
Pine pulpwood		289	235	286
Hardwood sawtimber		13	31	34
Hardwood pulpwood		114	161	165
Sales price (per ton)				
Pine sawtimber	$	39	45	46
Pine pulpwood		5	5	6
Hardwood sawtimber		32	35	40
Hardwood pulpwood		7	4	5
Timberland				
Net sales (millions of dollars)	$	7.8	11.1	3.4
Sales volume (acres)		3,315	5,254	7,336
Sales price (per acre)	$	2,400	2,100	500

Net sales were $38.3 million in 2001, a decrease of $3.2 million, or eight percent, when compared to 2000. Sales of pine sawtimber increased $.7 million over 2000, which reflects a $4.2 million increase from higher sales volume, partially offset by a $3.5 million decrease attributable to lower average sales price. Pine sawtimber harvest level increased 19 percent in 2001 to 673,055 tons which compares to 566,557 tons in 2000. Since late 1996, Deltic has acquired 108,500 acres of timberland which, along with biological growth of the Company's existing timber, has facilitated the increase in both harvest levels and pine sawtimber inventories. Average sales price for the Company's pine sawtimber was $39 per ton in 2001 versus $45 per ton in 2000, a 13 percent decline. Sales of hardwood sawtimber decreased $.7 million due to the Company selling tracts of Louisiana hardwood timberland during 2000. Net sales generated from the sale of non-strategic or higher and better use timberland decreased $3.3 million to $7.8 million during the 2001 period. Timberland sales totaled 3,315 acres at an average price of $2,400 per acre during 2001 versus 5,254 acres at $2,100 per acre in 2000. Other net sales for this segment were slightly higher.

During 2000, net sales increased $9.7 million, 31 percent, to $41.5 million. Pine sawtimber sales increased $2.5 million in 2000 which reflects a $3 million increase attributable to higher sales volume, partially offset by a $.5 million decrease due to lower average sales price. The Company harvested 566,557 tons of pine sawtimber in 2000, an increase of 13 percent when compared to 500,442 tons in 1999. Average sales price for Deltic's pine sawtimber was $45 per ton in 2000 versus $46 per ton in 1999, a decrease of two percent. Pine pulpwood and hardwood sales decreased $.7 million in 2000 due to lower harvest levels and sales prices. Net sales included the sale of 5,254 acres of timberland at an average price of $2,100 per acre in 2000 compared to similar sales of 7,336 acres for $500 per acre in 1999. Other net sales for Woodlands increased slightly.

Woodlands' operating income decreased $6.4 million to $22.3 million in 2001. In addition to the previously mentioned decrease in net sales, the cost of fee timber harvested increased $1.5 million due mainly to higher pine sawtimber harvest levels and a higher cost per ton of timber harvested. A $.4 million increase in timber replanting expenses was the result of extreme heat and drought conditions experienced in the Company's operating area during the summer of 2000. Commission expense related to timberland acreage sales increased $.5 million.

Operating income of $28.7 million for 2000 was $8.4 million more than in 1999 due primarily to the increase in net sales discussed above. The cost of fee timber harvested increased $2.2 million due mainly to higher harvest levels. The cost of timberland sales decreased $1.2 million from 1999 because fewer acres were sold.

Mills – The Company's Mills operations generated net sales of $57.4 million in 2001, compared to $64.9 million in 2000 and $83.5 million in 1999. An operating loss of $7.1 million and $6.4 million was recorded during 2001 and 2000, respectively, while operating income was $6.5 million in 1999.

Selected financial and statistical data for the Mills segment is shown in the following table.

		2001	2000	1999
Net sales (millions of dollars)				
Lumber	$	48.5	55.7	72.4
Residual products		7.9	9.1	11.1
Lumber				
Finished production (MMBF)		164	169	186
Sales volume (MMBF)		158	172	189
Sales price (per MBF)	$	306	324	383

When compared to 2000, net sales decreased $7.5 million, or 12 percent, to $57.4 million. Decreases in both sales price and volume combined to produce a $7.2 million reduction in lumber sales, $3 million due to price and $4.2 million due to sales volume. Both lumber production and sales were negatively impacted by the depressed lumber market, with sales realizations being at or near ten-year lows. Average sales price of $306 per MBF was $18 per MBF less than in 2000, and sales volume decreased eight percent, from 172.1 million board feet ("MMBF") in 2000 to 158.2 MMBF in 2001. The decrease in sales volume was due to temporary reductions in lumber production during the first five months of 2001 in response to market conditions. Residual product sales were down $1.2 million due, also, to the reduction in lumber production. Recently completed capital projects have improved log recovery and added about 16 MMBF of production capacity to the Company's Ola Mill, which will be utilized when market conditions improve.

In 2000, net sales decreased $18.6 million, or 22 percent, when compared to $83.5 million in 1999. Lumber sales decreased $16.7 million due to an $11.2 million decrease which resulted from a lower average sales price and a $5.5 million reduction from lower sales volume. Both mills took downtime late in the year due to market conditions, construction projects, and two winter ice storms. During 2000, average sales price for lumber was $324 per MBF, a 15 percent decrease when compared to $383 per MBF in 1999. Deltic's sawmills experienced a nine percent reduction in lumber sales volume, to 172.1 MMBF from 189 MMBF in 1999. Sales of sawmill residual products declined $2 million in 2000 as a result of reduced lumber production levels.

For 2001, operations reported a loss of $7.1 million which compared to a loss of $6.4 million in 2000. The decrease in financial results was due mainly to the reduction in net sales, partially offset by lower manufacturing costs which benefited from a $25 per MBF reduction in raw material cost for logs used in the Company's sawmills. A $.3 million write-down of the Company's lumber inventories to reflect its net realizable value was recorded during 2001.

A loss from operations of $6.4 million during 2000 compared to operating income of $6.5 million in 1999. The decrease was primarily the result of the drop in net sales, partially offset by a $5.6 million reduction in the cost of lumber sold due to decreased sales volume resulting from the production curtailments discussed previously. As a result of low lumber prices, charges of $1.9 million were recorded during 2000 to write down the Company's lumber inventories and reflect its net realizable value.

Real Estate – Deltic's Real Estate operations produced net sales which totaled $25 million in 2001, $18 million in 2000, and $21.6 million in 1999. Operating income for this segment was $7.4 million in 2001, which compares to $2.4 million in 2000 and $8.4 million in 1999.

Selected financial and statistical data for the Real Estate segment is shown in the following table.

		2001	2000	1999
Net sales (millions of dollars)				
Residential lots	$	16.9	8.0	10.0
Commercial sites		2.3	5.1	5.0
Undeveloped acreage		.3	–	2.2
Sales volume				
Residential lots		198	148	196
Commercial acres		14	10	74
Undeveloped acres		40	5	213
Average sales price (thousands of dollars)				
Residential lots	$	85	54	51
Commercial acres		161	496	67
Undeveloped acres		7	2	10

During 2001, net sales of $25 million were $7 million more than in 2000, an increase of 39 percent. Sales of residential lots increased by 34 percent, from 148 lots in 2000 to 198 lots in 2001, with an increase in average sales price from $54,000 to $85,400 per lot due to sales mix. During 2001, 217 lots were developed and offered for sale in four neighborhoods in the Chenal Valley development, including 77 lots in the initial neighborhood on the new golf course at the country club amenity around which Chenal Valley is centered. Commercial sales revenue in 2001 totaled $2.3 million for the sale of about 14 acres at an average price per acre of $160,700. In 2000, commercial sales of $5.1 million for approximately 10 acres averaged $496,300 per acre and included the 50,000-square-foot office complex known as the *GMAC Building*. Sales of about 40 acres of undeveloped real estate for $6,900 per acre were recorded in 2001 which compares to sales of five acres for $1,900 per acre in 2000. Net sales for Chenal Country Club, Inc. ("Chenal Country Club") totaled $4.8 million in 2001, an increase of $.4 million.

Net sales in 2000 decreased $3.6 million, 17 percent, from $21.6 million in 1999. Residential lot sales decreased by 48 lots to 148 with the average sales price up six percent over 1999 due to sales mix, from $50,800 per lot to $54,000. During 2000, 57 lots were developed and offered for sale in Chenal Valley and Chenal Downs, Deltic's real estate developments located in west Little Rock, Arkansas. The sale of the 50,000-square-foot *GMAC Building*, at a sales price of $5.1 million occurred in 2000 and included nine acres of land. In comparison, commercial sales revenue in 1999 totaled $5 million for almost 74 acres. Sales of five acres of undeveloped acreage for $1,900 per acre in 2000 compared to the sale of approximately 213 acres for $10,400 per acre in 1999. Chenal Country Club produced net sales of $4.4 million for 2000 versus $3.8 million for 1999, an increase of $.6 million.

Real Estate operating income was $7.4 million for 2001, an increase of $5 million over 2000. Operating income of $2.4 million in 2000 decreased $6 million when compared to 1999. These changes were due primarily to the same factors impacting net sales.

Corporate – Operating expense for Corporate functions was $6.4 million in 2001, compared to $6.5 million for 2000 and $5.8 million for 1999. The Company's general and administrative expenses were essentially unchanged from 2000. The $.7 million increase in 2000 was due mainly to higher general and administrative expenses.

Included in the Corporate segment's general and administrative expenses are the costs related to the Company's stock incentive plan. Previously, certain stock option exercise procedures resulted in variable-plan accounting treatment for all options outstanding, which requires adjustment of the cost of options granted for changes in the market value per share of the Company's common stock. These exercise procedures were amended during the fourth quarter of 2001, allowing Deltic to change to fixed-plan accounting treatment for all outstanding options. Under this treatment, the Company will be required to recognize expense for the remaining vesting periods only for options outstanding at November 15, 2001, with a grant price lower than the closing market price on that date, thus eliminating the previous volatility in periodic incentive plan expense. All options outstanding as of December 31, 2001, will be fully vested by the end of the first quarter of 2004. (For additional information regarding stock options granted by the Company, refer to Note 15 to the consolidated financial statements.)

Eliminations – Intersegment sales of timber from Deltic's Woodlands segment to the Mills segment were $14.3 million in 2001, $14.9 million in 2000, and $11.9 million in 1999. Although the percentage of the Mills' log requirements being furnished from the Company's timberlands increased slightly in 2001, intersegment timber sales decreased $.6 million because of the reduction in pine sawtimber price. The increase of $3 million in 2000 was because a greater percentage of the Mills' log requirements came from Deltic timberlands. During 2001, intersegment timberland sales commissions totaled $.4 million.

Equity in Del-Tin Fiber – In 2001, the Company recorded equity in the loss of Del-Tin Fiber, a 50 percent-owned joint venture, totaling $9.1 million, a decrease of $1.8 million compared to 2000's equity loss of $10.9 million. For 1999, Deltic's share of operating losses was $8.9 million.

Selected financial and statistical data for Del-Tin Fiber is shown in the following table.

		2001	2000	1999
Net sales (millions of dollars)	$	16.7	31.1	30.5
Finished production (MMSF)		52.0	94.3	98.0
Board sales (MMSF)		49.3	91.1	100.0
Sales price (per MSF)	$	339	330	324

In late January 2001, the Del-Tin Fiber medium density fiberboard ("MDF") facility was shut down due to weak market conditions and high natural gas prices and to modify the plant's heat energy system. After completion of the modifications, production resumed during June. As a result of the four-month shutdown, MDF production volume was down 45 percent, from 94.3 million square feet ("MMSF") in 2000 to 52 MMSF in 2001, and sales volume was 49.3 MMSF in 2001 versus 91.1 MMSF in 2000. Although average sales price increased $9 per thousand square feet ("MSF"), from $330 to $339 per MSF, fixed costs were allocated to reduced production causing unit manufacturing costs to increase 17 percent in 2001.

For 2000, MDF production volume was 94.3 MMSF and sales volume totaled 91.1 MMSF, versus production and sales volumes of 98 MMSF and 100 MMSF, respectively, for 1999. Average sales price for 2000 was $330 per MSF, an increase of $6 when compared to $324 per MSF for 1999. Del-Tin Fiber's adverse financial and operating results were impacted throughout the year of 2000 by its heat energy system operating inefficiently, which caused considerable downtime and higher-than-anticipated manufacturing costs. Inefficient operation of this system caused it to burn natural gas instead of wood waste as designed, resulting in higher energy costs. With the system not operating according to specifications, portions of the facility's production had to be downgraded and sold at lower prices than would have otherwise been achieved.

Interest Income/Expense – Interest income during 2001 was $.9 million, compared to $.5 million in 2000 and $.2 million in 1999. During 2001, interest and other debt expense was $5.7 million, versus $4.9 million in 2000 and $4.1 million in 1999. The increase in interest income during both 2001 and 2000 was due primarily to interest earned from agriculture asset and timberland sales proceeds deposited with trustees and to interest received in 2000 upon settlement of amended state income tax returns. The increases in interest and other debt expense was due to increased borrowings required by Deltic's timberland acquisition program, stock repurchase program, advances to Del-Tin Fiber, and other capital projects.

Income Tax Expense – The Company's income tax expense for continuing operations was $.7 million for 2001 versus $.4 million in 2000 and $6 million for 1999. The effective income tax rate for continuing operations was 31 percent, 13 percent, and 36 percent in 2001, 2000, and 1999, respectively. The increase of $.3 million during 2001 was due to the impact of recording a state tax benefit for operating loss carryforwards of a lesser amount than in 2000, partially offset by lower pretax income from continuing operations. The Company's income tax expense related to continuing operations decreased $5.6 million in 2000 due to lower pretax income and to recording during 2000 a state income tax benefit for operating loss carryforwards related to 1999 and 2000 state operating losses, which resulted in an 18 percent reduction in the Company's effective tax rate for 2000.

Income from Discontinued Operations – For 2001, income from discontinued agriculture operations, net of income tax, was $8.4 million, which compares to $10.9 million for 2000 and $.1 million for 1999. Income tax expense totaled $5.3 million, $7 million, and $.1 million for each year, respectively. The sale of approximately 18,400 acres of farmland at a pretax gain of $13.4 million benefited the year of 2001. During 2000, about 20,400 acres of farmland were sold for a $17.4 million pretax gain. The disposal of all agriculture assets was completed during 2001. (For additional information about the Company's discontinued agriculture operations, refer to Note 2 to the consolidated financial statements.)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures – Net cash provided by operating activities totaled $41.2 million for the year ended December 31, 2001, which compares to $42.9 million for 2000 and $36.8 million in 1999. Changes in operating working capital, other than cash and cash equivalents, provided cash of $2.9 million in 2001 and $2.1 million in 2000, but required cash of $3.8 million in 1999. The Company's accompanying Consolidated Statements of Cash Flows identify other differences between net income and cash provided by operating activities for each reported year.

Capital expenditures required cash of $63.8 million in 2001, $43.4 million in 2000, and $27.9 million in 1999. Other owner-financed capital expenditures, not requiring cash, for acquisitions of timberland amounted to $.2 million in 2001 and $.7 million in 1999. Total capital expenditures by segment for the years ended December 31, 2001, 2000, and 1999 are presented in the following table.

(Millions of dollars)		2001	2000	1999
Woodlands	$	44.4	25.0	8.5
Mills		5.9	8.4	8.0
Real Estate		13.5	9.7	11.5
Corporate		.2	.3	.1
Capital expenditures for continuing operations		64.0	43.4	28.1
Discontinued agriculture operations		–	–	.5
Total capital expenditures		64.0	43.4	28.6
Owner-financed expenditures		(.2)	–	(.7)
Expenditures requiring cash	$	63.8	43.4	27.9

Woodlands capital expenditures included timberland acquisitions of approximately 28,000 acres at a cost of $42.2 million in 2001, approximately 15,500 acres at a cost of $22.7 million in 2000, and approximately 6,400 acres at a cost of $6.8 million in 1999. Purchases of timberland designated as "replacement property", as required by the tax-deferred exchange of Deltic's agriculture segment assets, utilized $38.3 million for about 26,200 net acres in 2001 and $17.6 million for about 10,800 net acres in 2000 and are included in capital expenditures of this segment for the respective years. Reforestation site preparation and planting required expenditures of $1.7 million in 2001, compared to $1.5 million in 2000 and $1.1 million in 1999. The increases were the result of expanding the Company's planting program due to acquisitions of timberland.

During 2001, $.9 million was expended to complete payment of the project to replace the Ola Mill's vertical saw assembly and debarker with a curve sawing gang and faster debarker. The project was completed and placed in service in December 2000, at a total cost of $5.3 million, and has improved log recovery, increased hourly throughput capability, enabled further diversity of product mix, and allowed debarking of larger logs. At the Waldo Mill, $2.1 million was spent during 2001 toward the installation of a similar curve sawing gang, with completion anticipated in the first quarter of 2002.

Capital expenditures for Real Estate operations related to the cost of lot development totaled $4.2 million in 2001, compared to $5.4 million in 2000 and $3.6 million in 1999. Construction of *The Village at Rahling Road*, Deltic's 35,000-square-foot retail center in Chenal Valley, was completed during 2000 and required expenditures of $1.2 million in 2000 and $2.9 million in 1999, in addition to $.2 million during 2001 for tenant-specified interior finishing. Site work for the adjacent commercial outparcel sites totaled $.2 million in 2000 and $.3 million in 1999. During 2001, infrastructure construction required $.7 million compared to no significant such expenditures in 2000 or 1999. Construction of a new 18-hole golf course at Chenal Country Club was initiated in 2001 and required expenditures of $4.8 million. Other expenditures were primarily for various amenity improvements.

Corporate operations had capital expenditures for purchases of computer equipment and software of $.2 million in 2001 and $.1 million in 2000. During 2000, $.2 million was expended for the purchase of an additional investment in a consolidated entity.

Deltic had commitments of $14.3 million for capital projects in progress at December 31, 2001, including $.7 million for reforestation site preparation and planting, $2.7 million for completion of the curve sawing gang at the Waldo Mill, and $9.9 million related to residential lot and commercial development, infrastructure construction, and amenity improvements at the Company's real estate developments. Commitments at the Chenal Valley development included $3.4 million for development of residential lots in four neighborhoods, $3.4 million to complete construction of Chenal Country Club's second golf course, and $2.3 million for various infrastructure and amenity projects.

The net change in purchased stumpage inventory provided cash of $4.3 million in 2001, $.6 million in 2000, and $2.6 million in 1999. Advances to Del-Tin Fiber by the Company amounted to $14.7 million, $12.9 million, and $5.8 million in 2001, 2000, and 1999, respectively. During 1999, Deltic purchased $.9 million of U.S. government securities which matured during 2000. Proceeds from the disposal of agriculture segment assets, primarily 38,800 net acres of farmland and related machinery and equipment, provided cash of $18.1 million in 2001 and $20.9 million in 2000. During 2000, $14.9 million of the proceeds from the sales of both farm and timber land were held by a trustee to be used to acquire timberland designated as "replacement property" for income tax purposes, as required for the tax-deferred exchange. These proceeds were received from the trustee in 2001 and utilized for timberland acquisition expenditures as required. During 2001, $2.2 million of proceeds from sales of appreciated timberland parcels were deposited and held by a trustee in a similar tax-deferred exchange. As necessary to accomplish the tax-deferred exchange of farmland for timberland, advances in the form of notes receivable amounting to $16.4 million were made to accommodating title holders during 2000. Repayments of these notes were received in 2001.

During 2001, Deltic borrowed $9 million under its revolving credit facility and $5.5 million under a short-term facility, with repayments of $12 million and $6.3 million, respectively. In addition, payments toward owner-financed land acquisitions of $.5 million were made. In 2000, borrowings under available credit facilities provided $64.7 million, with repayments amounting to $31.9 million, and repayment of owner-financed debt required $.2 million. During 1999, the Company borrowed $26 million and made debt repayments, totaling $17.5 million, including $1.2 million toward owner-financed debt. Cash required to repay long-term debt arising from installment payments on notes used to finance a portion of the Company's timber requirements amounted to $.3 million in 1999.

Purchases of treasury stock required cash of $1 million in 2001, $10 million in 2000, and $10.4 million in 1999. The decrease in bank overdraft was $1.4 million in 2001 and $.8 million in 1999, but for 2000 it increased $1.4 million. For the three years ended December 31, 2001, cash required to pay preferred stock dividends totaled $2.3 million in each year. The Company paid dividends on common stock of $3 million, $3 million, and $3.1 million in 2001, 2000, and 1999, respectively. During 2001, the Company paid $.5 million in fees related to the negotiated replacement of its revolving credit facility that expired in April 2001.

Financial Condition – Working capital at year-end totaled $13 million in 2001 and $10.1 million in 2000. Deltic's working capital ratio at December 31, 2001, was 2.8 to 1, compared to 2.4 to 1 at the end of 2000. Cash and cash equivalents at the end of 2001 were $6.1 million compared to $2.7 million at the end of 2000. During 2001, total indebtedness of the Company decreased $3.2 million to $84.2 million at year-end. Deltic's long-term debt to stockholders' equity ratio was .466 to 1 at December 31, 2001, compared to .494 to 1 at year-end 2000.

Liquidity – The primary sources of the Company's liquidity are internally generated funds, access to outside financing, and working capital. The Company's current strategy for growth continues to emphasize its timberland acquisition program, which has facilitated an increase in harvest levels and pine sawtimber inventories, in addition to expanding lumber production as market conditions allow and developing both residential and commercial properties at Chenal Valley and Red Oak Ridge.

To facilitate these growth plans, the Company has an agreement with a group of banks which provides an unsecured, committed revolving credit facility totaling $105 million. The agreement will expire on July 15, 2004. As of December 31, 2001, $61 million was available in excess of all borrowings outstanding under or supported by the facility. Up to $5 million of the total commitment amount may be used for short-term borrowings. The credit agreement contains restrictive covenants, including limitations on the incurrence of debt and requirements to maintain certain financial ratios. (For additional information about the Company's current financing arrangements, refer to Note 7 to the consolidated financial statements.)

In December 2000, the Company's Board of Directors authorized a stock repurchase program of up to $10 million of Deltic common stock. As of December 31, 2001, the Company had expended $1 million under this program, with the purchase of 48,500 shares at an average cost of $21.15 per share. In its two previously completed repurchase programs, Deltic purchased 479,601 shares at an average cost of $20.89 and 419,542 shares at a $24.68 per share average cost, respectively.

The Company has agreed to a contingent equity contribution agreement with Del-Tin Fiber and the group of banks from whom Del-Tin Fiber has obtained its $89 million credit facility. Under this agreement, Deltic and the other 50 percent owner of the joint venture have agreed to fund any deficiency in contributions to either Del-Tin Fiber's required sinking fund or debt service reserve, up to a cumulative total of $17.5 million for each owner. In addition, each owner has committed to a production support agreement, under which each owner has agreed to make support obligation payments to Del-Tin Fiber to provide, on the occurrence of certain events, additional funds for payment of debt service until the plant is able to successfully complete a minimum production test. In addition, both owners have agreed to fund any operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements.

Redemption of the Company's currently outstanding redeemable preferred stock is mandatory on December 31, 2002, at a redemption price of $30 million. Deltic's management currently anticipates utilizing amounts available under its revolving credit facility to fulfill this obligation.

Tabular summaries of the Company's contractual cash payment obligations and other commercial commitment expirations, by period, are presented in the following tables.

(Millions of dollars)	Total	During 2002	2003 to 2005	2006 to 2007	After 2007
Contractual cash payment obligations					
Long-term debt	$ 84.3	.1	44.2	–	40.0
Redeemable preferred stock	30.0	30.0	–	–	–
	$ 114.3	30.1	44.2	–	40.0
Other commercial commitment expirations					
Del-Tin Fiber contingent equity contribution agreement	$ 12.7	–	12.7	–	–
Letters of credit	2.1	1.5	.6	–	–
	$ 14.8	1.5	13.3	–	–

Deltic's management believes that cash provided from its operations and the remaining amount available under its credit facility will be sufficient to meet its expected cash needs and planned expenditures, including those of the Company's continued timberland acquisition and stock repurchase programs, preferred stock redemption, additional advances to Del-Tin Fiber, and capital expenditures, for the foreseeable future.

The preceding discussion of the Company's liquidity and capital resources contains "forward-looking statements" which were made in reliance upon the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements reflect the Company's current expectations and involve risks and uncertainties. Actual results could differ materially from those included in such forward-looking statements.

OTHER MATTERS

Impact of Inflation – General inflation has not had a significant effect on the Company's operating results during the three years ended December 31, 2001. The Company's timber operations are more significantly impacted by the forces of supply and demand in the southern United States than by changes in inflation. Lumber manufacturing operations are affected by the supply of lumber available in the North American market and by the demand for lumber by both the North American and foreign export markets. Sales of real estate are affected by changes in the general economy and long-term interest rates.

Market Risk – Market risk represents the potential loss resulting from adverse changes in the value of financial instruments, either derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates, commodity prices, and equity security prices. The Company handles market risks in accordance with its established policies; however, Deltic does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company does, on occasion, consider the need to enter into financial instruments to manage and reduce the impact of changes in interest rates; however, the Company entered into no such instruments during the three-year period ended December 31, 2001. Deltic held various financial instruments at December 31, 2001 and 2000, consisting of financial assets and liabilities reported in the Company's Consolidated Balance Sheets and off-balance sheet exposures resulting from letters of credit issued for the benefit of Deltic, primarily in connection with its purchased stumpage procurement and real estate operations. (For additional information regarding these financial instruments, refer to Note 12 to the consolidated financial statements.)

Interest Rate Risk – The Company is subject to interest rate risk from the utilization of financial instruments, such as term debt and other borrowings. The fair market value of long-term, fixed-interest rate debt is subject to interest rate risk. Generally, the fair value of fixed-interest rate debt will increase as interest rates fall and will decrease as interest rates rise. Conversely, for floating rate debt, interest rate changes generally do not affect the instruments' fair value, but do impact future earnings and cash flows, assuming other factors are held constant. The estimated fair values of the Company's funds held by trustee; long-term debt, including current maturities; redeemable preferred stock; and letters of credit at December 31, 2001, were $2.2 million, $83.9 million, $31.3 million, and $2.1 million, respectively.

A one percentage-point increase in prevailing interest rates would result in decreases in the estimated fair value of long-term debt of $3.8 million, and redeemable preferred stock of $.3 million, while the fair value of the Company's funds held by trustee and letters of credit would be unchanged. Initial fair values were determined using the current rates at which the Company could enter into comparable financial instruments with similar remaining maturities. The estimated earnings and cash flows impact for 2001 resulting from a one percentage-point increase in interest rates would be approximately $.5 million, holding other variables constant.

Foreign-Exchange Rate Risk – The Company currently has no exposure to foreign-exchange rate risk because all of its financial instruments are denominated in U.S. dollars.

Commodity Price Risk – The Company has no financial instruments subject to commodity price risk.

Equity Security Price Risk – None of the Company's financial instruments have potential exposure to equity security price risk.

The preceding discussion of the Company's estimated fair value of its financial instruments and the sensitivity analyses resulting from hypothetical changes in interest rates are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect the Company's current expectations and involve uncertainties. These forward-looking market risk disclosures are selective in nature and only address the potential impact from financial instruments. They do not include other potential effects which could impact Deltic's business as a result of changes in interest rates, foreign-exchange rates, commodity prices, or equity security prices.

Critical Accounting Policies – The Company has identified eight of its current accounting policies as being, in management's view, critical to the portrayal of the Company's financial condition and results of operations, in addition to requiring significant judgement on the part of management as it pertains to certain factors inherent in the policies. These policies, along with explanations of the key factors identified and considered by management, are described below. (For a listing of all significant accounting policies of the Company, refer to Note 1 to the consolidated financial statements.)

Inventories – Inventories of logs, lumber, and supplies are stated at the lower of cost or market (net realizable value), primarily using the average cost method. Log costs include harvest and transportation cost as appropriate. Lumber costs include materials, labor, and production overhead.

Determination of the net realizable value of each component of inventory requires estimation of the expected future selling price for each item in inventory held for sale. For this, management utilizes the pricing schedule, based on the *Random Lengths Lumber Report*, which is prepared weekly for its sales personnel. For in-process lumber inventories at the Company's manufacturing facilities, this also requires estimation of the future cost per unit to complete manufacturing from each stage of processing, using historical manufacturing costs. This estimation process can affect the asset carrying value for inventories, and any required inventory write-down would affect both current and future periods' results of operations.

Investment in Real Estate Held for Development and Sale – Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs for the Company's three developments – Chenal Valley, Chenal Downs, and Red Oak Ridge – are allocated to neighborhoods over the entire respective development area.

The key factors involved in determining the Investment in Real Estate Held for Development and Sale are the treatment of the clubhouse and golf course at Chenal Country Club, the amenity around which the Chenal Valley development is centered, as an amenity rather than an operating fixed asset and the management estimates required to estimate the future indirect development costs and sales values of the areas of Chenal Valley yet to be developed. Due to accounting for Chenal Country Club as an amenity, the cost of the clubhouse and golf course, including the estimated cost of planned future improvements, are charged against income as real estate is sold rather than depreciating this cost. This amenity treatment also records the initiation fees received from members joining the club as a reduction in the cost basis of the club rather than as net sales. In addition, the Company's model for allocating the indirect cost to be expensed against each piece of real estate sold requires management to estimate the future indirect costs to be incurred for the entire development, primarily infrastructure costs and future improvements at Chenal Country Club (net of estimated future initiation fees to be received), as well as the potential market value of each tract of undeveloped property within the Chenal Valley development. In determining future indirect development costs, management relies on cost projections for its development plans provided by independent, professional engineering consultants, and appraisers are utilized to provide the potential market value for unsold acreage.

Investment in Del-Tin Fiber – Investment in Del-Tin Fiber, a 50 percent-owned limited liability company, is carried at cost and is being adjusted for the Company's proportionate share of its undistributed earnings or losses. The Company's equity-method-basis carrying value for its investment in Del-Tin Fiber is evaluated for possible impairment, as required under the requirements of Accounting Principles Board Opinion ("APB") 18.

For Deltic's investment in Del-Tin Fiber, the key determination by management is the accounting treatment for this investment under the equity method of accounting rather than as a consolidated subsidiary since the joint venture is 50 percent owned by both owners. Deltic management has determined that there is no control by either company due to having a Board of Managers with equal representation. As such, the assets and liabilities of Del-Tin Fiber are not included in the amounts reported on the Company's balance sheet for any period.

Timber and Timberlands – Timber and timberlands, which includes purchased stumpage inventory and logging facilities, is stated at acquisition cost less cost of fee timber harvested and accumulated depreciation of logging facilities. The cost of fee timber harvested is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. Logging facilities, which consist primarily of roads constructed and other land improvements, are depreciated using the straight-line method over a ten-year estimated life. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. The cost of timber and timberland purchased and reforestation costs are capitalized. Fee timber carrying costs are expensed as incurred.

The key components of the Timber and Timberlands policy are management's decision to maintain separate timber cost pools for each legal entity within the Deltic consolidated group and the required estimation of timber inventory volume, by species, for each of these companies in order to calculate the cost of fee timber harvested per ton. Management has elected to maintain a separate cost pool for the timber owned by each company, thus resulting in a different cost per ton for fee timber harvested for each. The mix of harvest by company for any period can significantly affect the amount of cost of fee timber harvested expense reported (2001 per ton costs ranged from $3.23 to $49.25 per ton for pine sawtimber). In determining these rates, management must estimate the volume of timber existing on its timberlands. To estimate these fee timber inventories, the Company relies on its experienced forestry personnel and their use of statistical information and data obtained by actual physical measurements and other information gathering techniques. The cost of fee timber harvested recognized is impacted by the accuracy of this volume estimation.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on disposals or retirements are included in income as they occur.

The key factors for the Property, Plant, and Equipment policy are the estimation of the useful lives of the Company's various asset types, the election to primarily utilize the straight-line method for recording depreciation, management's judgement regarding appropriate capitalization or expensing of costs related to fixed assets, and management's determination that no impairment exists for any Company asset or group of assets. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets results in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment will vary significantly depending on the method elected. Management feels that the straight-line method results in the most accurate recognition of periodic depreciation expense for the majority of the Company's assets. Management's evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset's cost basis or is expensed as normal maintenance and repair expense also can significantly affect results of operations for a given period, as well as the Company's financial position. Management has also evaluated any asset or group of assets for which potential impairment might exist and has determined that there are none requiring an impairment write-down. This process requires management's estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process might indicate an impairment exists, the appropriate asset's carrying values would be written down to net realizable value and the amount of the write-down would be charged against the results of continuing operations.

Revenue Recognition – Revenue from the sale of lumber and wood by-products is recorded at the time of shipment. Revenue from the sale of timber-cutting rights to third parties is recorded when legal title passes to the purchaser, which is generally upon receipt of both a legally executed timber deed and payment for the timber. Revenue from intersegment timber sales is recorded when the timber is harvested; such intersegment sales, which are made at market prices, are eliminated in the consolidated financial statements. Revenue from timberland and real estate sales is recorded when the sale is closed and legal title is transferred, which is generally at the time the purchaser executes the real estate sale closing documents and makes payment to the title company handling the closing.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The key management decisions related to Income Taxes are the determination of current taxability of transactions, the election to capitalize or expense costs incurred, the decision regarding the appropriate depreciation method for income tax purposes (these three factors ultimately affect the Company's cash flows for income taxes paid and determine the differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities), and management's estimation of the appropriateness of valuation allowances to reduce any deferred tax assets that exist. Deltic's management periodically evaluates the Company's ability to realize future benefit of deferred tax assets by reviewing the expected turnaround of deferred tax liabilities and the amount of future taxable income and by evaluating tax planning strategies that could possibly be implemented to realize deferred tax assets.

Stock-Based Compensation – The Company applies the accounting measurement provisions of APB 25 to account for stock-based compensation. Cost of options granted are accrued over applicable vesting periods. As of November 15, 2001, the Company eliminated certain allowed option exercise procedures, resulting in a change to fixed-plan accounting treatment for all options outstanding. Prior to that date, the Company was required to apply variable-plan accounting standards which required adjustment to the cost of options granted for changes in the market value per share of the Company's stock.

The key management decision factor for Stock-Based Compensation is the determination of the exercise price for options granted. Under the Company's stock incentive plan, option exercise price for options granted is equal to the fair market per share stock price on the date of the grant, which should result in no stock-based compensation expense for future options granted under the Company's stock incentive plan.

Related-Party Transactions – The Company has committed to provide to Del-Tin Fiber a portion of the plant's fiber and wood supply at market prices. This arrangement benefits Del-Tin Fiber by ensuring a portion of its raw material needs while providing the Company with a purchaser of residual by-products produced by its lumber mills, if needed. The market price that Deltic receives for these transactions is determined by the average price paid during the immediate preceding year by Del-Tin Fiber to other suppliers of the products purchased from the Company. During 2001 and 2000, Deltic sold Del-Tin Fiber approximately $1.9 million and $3.6 million, respectively, of these residual by-products. The decrease was due to Del-Tin Fiber being shut down for approximately four months during 2001.

During the process of disposing of its former agriculture operations' farmland, the Company sold 12,600 net acres in 2000 to Epps Plantation, LLC, which is owned by the Charles H. Murphy Family Investments Limited Partnership, for $14.4 million. Charles Murphy holds a significant ownership of the Company's common stock and is related to four of the Company's directors. In addition, approximately 450 net acres were sold in 2000 to Munoco Company L.C. ("Munoco") for $.3 million. The managing partner of Munoco is Robert C. Nolan, Chairman of Deltic's Board of Directors and a nephew of Charles Murphy. The directors who are related to Mr. Murphy, including Robert C. Nolan, recused themselves from all discussions and actions related to these transactions. The sales price for all tracts involved in these transactions was derived from an approved market index formula which produced prices in excess of the average of the appraised value of the tracts. During 2000, Deltic sold 2,600 net acres of non-strategic hardwood timberland located near its former farmland to Epps Plantation, LLC for $4.9 million. However, the Company does not anticipate similar related-party land transactions on a recurring basis. (For additional information regarding these related-party transactions, refer to Notes 2 and 4 to the consolidated financial statements.)

Impact of Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") 141, Business Combinations. SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and requires all business combinations in the scope of this statement to be accounted for using the purchase method. SFAS 141 is effective for all business combinations initiated after June 30, 2001.

In August 2001, the Financial Accounting Standards Board issued SFAS 142, Goodwill and Other Intangible Assets, and SFAS 143, Accounting for Asset Retirement Obligations. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, Intangible Assets. It addresses how goodwill and other intangible assets should be evaluated and accounted for in financial statements upon their acquisition and after they have been initially recognized. SFAS 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In October 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The effect of the adoption of SFAS 141, SFAS 142, SFAS 143, or SFAS 144 is not expected to have a material impact on the Company's financial results since no business combinations are currently in progress, no poolings have been utilized, no goodwill has been acquired, and no retirement obligations for long-lived assets or asset impairments currently exist.

Disposal of Agricultural Assets - In August 2000, Deltic's Board of Directors approved the project to dispose of the Company's agricultural land holdings for pine timberland in a tax-efficient manner. The Company engaged an agricultural land consulting and brokerage firm to act as advisors in evaluating and marketing about 50,000 acres (approximately 38,800 acres net to Deltic) of farmland located in northeast Louisiana. As of December 31, 2001, the Company had closed on the sale of all of its former agriculture lands, as well as all related agriculture operational assets. Proceeds from the farmland sales were deposited with a qualified intermediary and used to acquire pine timberland designated as "replacement property", in accordance with IRS provisions for a tax-deferred exchange. (For additional information regarding this project, refer to Note 2 to the consolidated financial statements.)

Environmental Matters - Deltic is committed to protecting the environment and has certain standards with which it must comply based on federal, state, and local laws for the protection of the environment. Costs of compliance through 2001 have not been material, and the Company's management currently has no reason to believe that such costs will become material for the foreseeable future.

Contingencies - The Company is involved in litigation incidental to its business from time to time. Currently, there are no material legal proceedings outstanding.

OUTLOOK

Pine sawtimber harvested from Deltic's fee lands in 2002 is projected to increase eight percent over the 2001 level to 730,000 tons, depending on an increase in the Company's timber inventory through biological growth and timberland acquisitions. The program to consider sales of timberland which may be identified as non-strategic or have a higher and better use will continue, with sales of 500 to 1,000 acres anticipated for the first quarter of 2002. Although lumber production is projected to increase through 2003 as Deltic expands the capacity of its manufacturing facilities, output is subject to market conditions, but is estimated at 210 MMBF for 2002. Based on continued growth in west Little Rock, Arkansas, the Company expects the number of residential lot sales to be about 200 lots for the year of 2002, barring declines in economic growth or residential construction activity. Results at Del-Tin Fiber are expected to improve significantly in 2002. The Company projects production will increase to 132 MMSF from 52 MMSF in 2001 and its equity loss will decline to $3 million from $9.1 million during 2001. The improved performance of the heat energy system should enable the plant to utilize less natural gas and operate closer to capacity, while the sales average should increase due to improvements in product mix and quality. (The facility was shut down for approximately four months during early 2001.)

The Company's capital expenditure budget for the year of 2002 was prepared during the fall of 2001 and provides for expenditures totaling $40.6 million. The Woodlands capital budget includes $13 million for timberland acquisitions, which will be dependent on the availability of acreage at prices that meet the Company's criterion for timber stocking, growth potential, site index, and location. During 2002, various sawmill projects are expected to require $4.8 million, including $2.7 million to complete installation of the curve sawing gang at the Waldo Mill. Depending on market conditions, expenditures for residential lot development totaling $5.8 million are projected to add over 240 lots to available inventory. Expenditures of $3.4 million will be required during 2002 for completion of construction of Chenal Country Club's second golf course. This project will enable club membership to increase and has facilitated development of additional residential neighborhoods around the golf course, the second of which is planned to be developed and offered for sale in 2002. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in the Company's estimated cash flows from operations, borrowings under credit facilities, or general economic conditions.

Certain statements contained in this report that are not historical in nature constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements reflect the Company's current expectations and involve certain risks and uncertainties, including those disclosed elsewhere in this report. Therefore, actual results could differ materially from those included in such forward-looking statements.

(Thousands of dollars)		December 31 2001	2000
Assets			
Current assets			
Cash and cash equivalents	$	6,122	2,712
Trade accounts receivable - net		4,319	3,820
Other receivables		2,938	4,807
Inventories		5,565	5,127
Prepaid expenses and other current assets		1,428	583
Total current assets		20,372	17,049
Investment in real estate held for development and sale		36,698	34,100
Investment in Del-Tin Fiber		11,600	5,862
Other investments and noncurrent receivables		2,907	35,884
Timber and timberlands - net		211,754	181,398
Property, plant, and equipment - net		41,774	45,206
Deferred charges and other assets		3,275	3,134
Total assets	$	328,380	322,633
Liabilities and Stockholders' Equity			
Current liabilities			
Current maturities of long-term debt	$	74	160
Notes payable		–	800
Trade accounts payable		3,524	2,951
Accrued taxes other than income taxes		1,190	1,067
Bank overdraft		–	1,384
Deferred revenues and other accrued liabilities		2,569	601
Total current liabilities		7,357	6,963
Long-term debt		84,190	87,410
Deferred tax liabilities - net		19,669	13,014
Other noncurrent liabilities		6,365	8,412
Redeemable preferred stock		30,000	30,000
Stockholders' equity			
Preferred stock		–	–
Common stock		128	128
Capital in excess of par value		68,766	68,757
Retained earnings		133,034	128,290
Unamortized restricted stock awards		(264)	(472)
Treasury stock		(20,865)	(19,869)
Total stockholders' equity		180,799	176,834
Total liabilities and stockholders' equity	$	328,380	322,633

See accompanying notes to consolidated financial statements.

(Thousands of dollars, except per share amounts)		2001	2000	1999
		For the Years Ended December 31		
Net sales	$	106,011	109,531	125,010
Costs and expenses				
Cost of sales		68,125	71,628	79,426
Depreciation, amortization, and cost of fee timber harvested		14,991	12,829	10,112
General and administrative expenses		7,071	6,960	6,228
Total costs and expenses		90,187	91,417	95,766
Operating income		15,824	18,114	29,244
Equity in loss of Del-Tin Fiber		(9,132)	(10,938)	(8,936)
Interest income		946	517	254
Interest and other debt expense		(5,725)	(4,921)	(4,124)
Other income/(expense)		438	340	352
Income/(loss) from continuing operations before income taxes		2,351	3,112	16,790
Income taxes		(728)	(411)	(6,019)
Income/(loss) from continuing operations		1,623	2,701	10,771
Discontinued operations				
Income/(loss) from discontinued agriculture operations, net of income taxes		–	440	149
Gain on disposal of agriculture segment, net of income taxes		8,357	10,416	–
Income/(loss) from discontinued operations		8,357	10,856	149
Net income	$	9,980	13,557	10,920
Earnings per common share				
Basic				
Continuing operations	$	(.05)	.04	.68
Discontinued operations		.70	.89	.01
Net income	$	.65	.93	.69
Assuming dilution				
Continuing operations	$	(.05)	.04	.68
Discontinued operations		.70	.89	.01
Net income	$	.65	.93	.69
Dividends declared per common share	$	.25	.25	.25
Average common shares outstanding (thousands)		11,896	12,176	12,503

See accompanying notes to consolidated financial statements.

(Thousands of dollars)		2001	2000	1999
		For the Years Ended December 31		
Operating activities				
Net income	$	9,980	13,557	10,920
Adjustments to reconcile net income to net cash provided/(required) by operating activities				
Depreciation, amortization, and cost of fee timber harvested		14,991	13,195	10,688
Deferred income taxes		6,655	10,129	1,189
Gain from disposal of agriculture segment assets		(14,454)	(17,381)	–
Real estate costs recovered upon sale		9,577	8,428	6,439
Timberland costs recovered upon sale		1,027	762	1,998
Equity in loss of Del-Tin Fiber		9,132	10,938	8,936
Net increase/(decrease) in provisions for pension and other postretirement benefits		1,001	911	944
(Increase)/decrease in operating working capital other than cash and cash equivalents		2,866	2,083	(3,807)
Other – net		463	297	(465)
Net cash provided/(required) by operating activities, including discontinued operations		41,238	42,919	36,842
Investing activities				
Capital expenditures requiring cash		(63,781)	(43,401)	(27,920)
Net change in purchased stumpage inventory		4,321	610	2,613
Advances to Del-Tin Fiber		(14,701)	(12,903)	(5,795)
Purchases of U.S. government securities		–	(12)	(936)
Maturities of U.S. government securities		–	948	–
Proceeds from disposal of agriculture segment assets		18,079	20,859	–
Increase/(decrease) in farmland sale contract deposits		(1,455)	1,455	–
(Increase)/decrease in funds held by trustee		14,082	(16,318)	–
Receipts of/(additions to) noncurrent receivables		17,105	(16,383)	–
Other – net		960	1,511	(145)
Net cash provided/(required) by investing activities, including discontinued operations		(25,390)	(63,634)	(32,183)
Financing activities				
Proceeds from borrowings		14,533	64,700	26,000
Repayments of notes payable and long-term debt		(18,815)	(32,116)	(17,485)
Treasury stock purchases		(1,026)	(10,017)	(10,356)
Increase/(decrease) in bank overdraft		(1,384)	1,378	(811)
Preferred stock dividends paid		(2,262)	(2,262)	(2,262)
Common stock dividends paid		(2,974)	(3,038)	(3,123)
Other – net		(510)	–	–
Net cash provided/(required) by financing activities, including discontinued operations		(12,438)	18,645	(8,037)
Net increase/(decrease) in cash and cash equivalents		3,410	(2,070)	(3,378)
Cash and cash equivalents at beginning of year		2,712	4,782	8,160
Cash and cash equivalents at end of year	$	6,122	2,712	4,782

See accompanying notes to consolidated financial statements.

For the Years Ended December 31

(Thousands of dollars)		2001	2000	1999
Cumulative preferred stock – $.01 par, authorized 20,000,000 shares, 600,000 shares issued as redeemable preferred stock at end of year (See Note 9 – Redeemable Preferred Stock)	$	–	–	–
Common stock – $.01 par, authorized 50,000,000 shares, 12,813,879 shares issued at end of each year		128	128	128
Capital in excess of par value				
Balance at beginning of year		68,757	68,808	68,808
Exercise of stock options		9	–	–
Restricted stock awards		–	(51)	–
Balance at end of year		68,766	68,757	68,808
Retained earnings				
Balance at beginning of year		128,290	120,033	114,498
Net income		9,980	13,557	10,920
Preferred stock dividends accrued		(2,262)	(2,262)	(2,262)
Common stock dividends declared, $.25 per share		(2,974)	(3,038)	(3,123)
Balance at end of year		133,034	128,290	120,033
Unamortized restricted stock awards				
Balance at beginning of year		(472)	(205)	(300)
Stock awards		–	(472)	–
Shares forfeited		–	19	–
Amortization to expense		208	186	95
Balance at end of year		(264)	(472)	(205)
Treasury stock				
Balance at beginning of year – 878,556, 419,544, and zero shares, respectively		(19,869)	(10,356)	–
Shares purchased – 48,500 shares in 2001, 479,606 shares in 2000, and 419,544 shares in 1999		(1,026)	(10,017)	(10,356)
Forfeited restricted stock – 806 shares in 2000		–	(19)	–
Shares issued for incentive plans – 1,331 shares in 2001 and 21,400 shares in 2000		30	523	–
Balance at end of year – 925,725, 878,556, and 419,544 shares, respectively, at cost		(20,865)	(19,869)	(10,356)
Total stockholders' equity	$	180,799	176,834	178,408

See accompanying notes to consolidated financial statements.

Note 1 – Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements of Deltic Timber Corporation ("Deltic" or "the Company") include the accounts of Deltic and all majority-owned subsidiaries after elimination of significant intercompany transactions and accounts.

Use of Estimates – In the preparation of the Company's financial statements in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Cash Equivalents – Cash equivalents include U.S. government securities that have a maturity of three months or less from the date of purchase.

Allowance for Doubtful Accounts – The Company provides an allowance for doubtful accounts based on a review of the specific receivables outstanding. At December 31, 2001 and 2000, the balance in the allowance account was $127,000 and $163,000, respectively.

Inventories – Inventories of logs, lumber, and supplies are stated at the lower of cost or market, primarily using the average cost method. Log costs include harvest and transportation cost as appropriate. Lumber costs include materials, labor, and production overhead. (For additional information, see Note 3 – Inventories.)

Investment in Real Estate Held for Development and Sale – Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs for the Company's three development areas — Chenal Valley, Chenal Downs, and Red Oak Ridge — are allocated to neighborhoods over the entire respective development area.

Investment in Del-Tin Fiber – Investment in Del-Tin Fiber L.L.C. ("Del-Tin Fiber"), a 50 percent-owned limited liability company, is carried at cost and is adjusted for the Company's proportionate share of its undistributed earnings or losses. The Company's equity-method-basis carrying value for its investment in Del-Tin Fiber is evaluated for possible impairment, as applicable under the requirements of Accounting Principles Board Opinion ("APB") 18.

Timber and Timberlands – Timber and timberlands, which includes purchased stumpage inventory and logging facilities, is stated at acquisition cost less cost of fee timber harvested and accumulated depreciation of logging facilities and includes no estimated future reforestation cost. The cost of fee timber harvested is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. Logging facilities, which consist primarily of roads constructed and other land improvements, are depreciated using the straight-line method over a ten-year estimated life. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. The cost of timber and timberland purchased and reforestation costs are capitalized. Fee timber carrying costs are expensed as incurred.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on disposals or retirements are included in income as they occur.

Revenue Recognition – Revenue from the sale of lumber and wood by-products is recorded at the time of shipment. Revenue from the sale of timber-cutting rights to third parties is recorded when legal title passes to the purchaser, which is generally upon receipt of both a legally executed timber deed and payment for the timber. Revenue from intersegment timber sales is recorded when the timber is harvested; such intersegment sales, which are made at market prices, are eliminated in the consolidated financial statements. Revenue from timberland and real estate sales is recorded when the sale is closed and legal title is transferred, which is generally at the time the purchaser executes the real estate closing documents and makes payment to the title company handling the closing.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation – The Company applies the accounting measurement provisions of APB 25 to account for stock-based compensation. Cost of options granted are accrued over applicable vesting periods. As of November 15, 2001, the Company eliminated certain option exercise procedures, resulting in a change to fixed-plan accounting treatment for all options outstanding. Prior to that date, the Company was required to apply variable-plan accounting standards which required adjustment of the cost of options granted for changes in the market value per share of the Company's common stock.

Advertising Costs – Advertising costs, primarily related to marketing efforts for the Company's real estate developments, are expensed as incurred.

Capital Expenditures – Capital expenditures include additions to Investment in Real Estate Held for Development and Sale; Timber and Timberlands; and Property, Plant, and Equipment.

Net Change in Purchased Stumpage Inventory – Purchased stumpage inventory consists of timber-cutting rights purchased from third parties specifically for use in the Company's sawmills. Depending on the timing of acquisition and usage of this acquired stumpage inventory, the net change in inventory can either be a source or use of funds in the Company's Consolidated Statements of Cash Flows.

Earnings per Common Share – Earnings per share ("EPS") amounts presented are calculated under the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") 128, Earnings per Share. Basic earnings per share is computed based on earnings available to common shareholders (net income less accrued preferred dividends) and the weighted average number of common shares outstanding. The earnings per share assuming dilution amounts presented are computed based on earnings available to common shareholders and the weighted average number of common shares outstanding, including shares assumed to be issued under the Company's stock option plan. (For a reconciliation of amounts used in per share computations, see Note 17 – Earnings per Share.)

Impact of Recent Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board issued SFAS 141, Business Combinations. SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and requires all business combinations in the scope of this statement to be accounted for using the purchase method. SFAS 141 is effective for all business combinations initiated after June 30, 2001.

In August 2001, the Financial Accounting Standards Board issued SFAS 142, Goodwill and Other Intangible Assets, and SFAS 143, Accounting for Asset Retirement Obligations. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, Intangible Assets. It addresses how goodwill and other intangible assets should be evaluated and accounted for in financial statements upon their acquisition and after they have been initially recognized. SFAS 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In October 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The effect of the adoption of SFAS 141, SFAS 142, SFAS 143, or SFAS 144 is not expected to have a material impact on the Company's financial results since no business combinations are currently in progress, no poolings have been utilized, no goodwill has been acquired, and no retirement obligations for long-lived assets or asset impairments currently exist.

Note 2 – Discontinued Agriculture Segment

On August 17, 2000, the Company's Board of Directors approved the disposal of Deltic's agriculture segment assets, subject to using the sales proceeds to purchase additional pine timberland, in a tax-deferred exchange. As of December 31, 2001, all 38,800 net acres formerly deemed to be agriculture lands, as well as all related agriculture operational assets, have been sold. As a result of the sales transactions completed during 2001 and 2000, pretax gains on disposal of agriculture segment assets of $13,453,000 (after related non-cash expenses of $1,001,000) and $17,381,000, respectively, are reported as discontinued operations by the Company in its 2001 and 2000 Consolidated Statements of Income. Operating results for the agriculture segment are also reported as discontinued operations, net of income taxes.

Total net sales of the discontinued agriculture segment for 2001, 2000, and 1999, excluding land sales proceeds, were $276,000, $8,272,000, and $2,623,000, respectively. Operating income of the agriculture segment during 2000, prior to the measurement date for determining discontinued operations was $715,000, $440,000 net of related taxes of $275,000. For 2001, the gain on disposal of the agriculture segment was $13,663,000 before income taxes, consisting of the $13,453,000 gain on sales of assets and $210,000 income from operations since the measurement date, $8,357,000 after related income taxes amounting to $5,306,000. Gain on the disposal in 2000 was $17,150,000 before income taxes, consisting of the $17,381,000 gain on sales of assets and $231,000 loss from operations since the measurement date, $10,416,000 after related income taxes amounting to $6,734,000.

Since the Company disposed of the agriculture segment in a tax-deferred exchange, all proceeds from the farmland sales were deposited with a qualified intermediary. In addition, Deltic also sold approximately 5,200 net acres of non-strategic Louisiana hardwood timberland during the third and fourth quarters of 2000, which were also replaced with pine timberland in a tax-deferred exchange. These combined proceeds for 2000, $16,317,000 after deducting amounts expended during 2000 to purchase replacement pine timberland, were held by the intermediary, as trustee, at December 31, 2000, and were included in Other Investments and Noncurrent Receivables in the 2000 Consolidated Balance Sheet. These funds, in addition to similar proceeds received in 2001, were used during 2001 to acquire pine timberland designated as "replacement property", with capital expenditures totaling $55,890,000.

A portion of the 2000 farmland and hardwood timberland sales were deemed by the Company to be related-party transactions. These transactions include sales to Epps Plantation, LLC, which is owned by the Charles H. Murphy Family Investments Limited Partnership. Charles Murphy holds a significant ownership of the Company's common stock and is related to four of the Company's directors. This related-party farmland sale amounted to $14,413,000 for 12,600 net acres. In addition, approximately 450 net acres were sold to Munoco Company L.C. ("Munoco") for $346,000. The managing partner of Munoco is Robert C. Nolan, Chairman of Deltic's Board of Directors and a nephew of Charles Murphy. The sales price for all related-party farmland sale transactions was derived from an approved market index formula which produced prices in excess of the average of the appraised value of the acreage involved. Epps Plantation, LLC also purchased 2,600 net acres of the hardwood timberland sold for $4,864,000.

During the third quarter of 2000, Deltic and the other owners of Ashly Plantation (This was an undivided-interest farmland operation which conducted business as Ashly Plantation, a partnership for income tax purposes, of which Deltic's share of assets was 64.8 percent. Upon completion of the exchange of the operation's farmland for pine timberland, all former minority owners received either cash or acreage representing their respective ownership shares.) acted to acquire replacement property prior to the completion of the disposal of its farmland, utilizing the form of a "reverse exchange" as established by an IRS revenue procedure. As part of this transaction, Ashly Plantation borrowed $4,000,000 from the Company, with the proceeds to be used as a portion of an advance, in the form of an interest-bearing note, to the intermediate "accommodating title owner" required for the reverse exchange. The accommodator used the funds provided by this advance as a deposit to secure the desired replacement timberland. During the fourth quarter of 2000, Deltic also acted to acquire replacement property prior to the completion of the disposal of the remainder of its farmland by utilizing a "reverse exchange". The Company advanced funds to an "accommodating title holder" which were used to acquire the designated timberland. This advance, which was in the form of an interest-bearing note, combined with the similar advance by Ashly Plantation to its accommodator, in addition to the Ashly Plantation minority owners' portion of the amount borrowed from Deltic, amounted to $16,364,000 at December 31, 2000, and is reported in the 2000 Consolidated Balance Sheet in Other Investments and Noncurrent Receivables. During 2001, these advances were repaid to the Company.

Note 3 – Inventories

Inventories at December 31 consisted of the following:

(Thousands of dollars)		2001	2000
Logs	$	1,246	2,380
Lumber		3,859	2,359
Materials and supplies		460	388
	$	5,565	5,127

For both financial and income tax purposes the Company utilizes the lower of cost or market basis for determining inventory carrying values. Lumber inventory amounts at December 31, 2001 and 2000, are stated at net realizable value and the Consolidated Statements of Income includes charges of $329,000 and $1,849,000 for 2001 and 2000, respectively, for inventory write-downs which are reflected in Cost of Sales. ($120,000 of the 2001 amount was during the fourth quarter compared to $1,114,000 in the fourth quarter of 2000.)

Note 4 – Investment in Del-Tin Fiber

Deltic owns 50 percent of the membership interest of Del-Tin Fiber, which completed construction and commenced production operations of a medium density fiberboard ("MDF") plant near El Dorado, Arkansas, during 1998.

Del-Tin Fiber has its own credit facility, totaling $89,000,000 under which each owner has agreed to a contingent equity contribution agreement with Del-Tin Fiber and the group of banks from whom the project financing was obtained. Under this agreement, both owners have agreed to fund any deficiency in contributions to either Del-Tin Fiber's bond sinking fund or debt service reserve up to a cumulative total of $17,500,000 per owner. Del-Tin Fiber's project financing agreement did not require sinking fund contributions until the first quarter of 2001. Sinking fund requirements were $4,183,000 in 2001 and are scheduled to be $7,342,500 in 2002, $8,677,500 in 2003, $9,790,000 in 2004, and $59,007,000 in 2005. In addition, each owner has committed to a production support agreement, under which each owner has agreed to make support obligation payments to Del-Tin Fiber to provide, on the occurrence of certain events, additional funds for payment of debt service until the plant is able to successfully complete a minimum production test. Both owners of Del-Tin Fiber have also pledged their respective membership interest in the joint venture as collateral under the project financing agreement.

As natural gas prices escalated during the last half of 2000, the decision was made in late January 2001 to temporarily suspend operations of the facility until its heat energy system could be modified. Following completion of a capital project to modify the heat energy system, the plant resumed operations in June 2001. Rectification of this system is anticipated to enable Del-Tin Fiber's operations to increase production levels closer to the plant's capacity of 150 million square feet per year and lower manufacturing cost per thousand square foot, as fixed costs for the facility are allocated to increased production. Both owners funded their respective share of the capital project. In addition, both have agreed to fund any operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements.

Under the operating agreement, Del-Tin Fiber's employees operate the plant. Deltic has committed to provide a portion of the plant's fiber and wood fuel supply at market prices. During 2001 and 2000, Deltic sold Del-Tin Fiber approximately $1,924,000 and $3,649,000, respectively, of these lumber manufacturing by-products. As of December 31, 2001 and 2000, the Company had a receivable from Del-Tin Fiber of $120,000 and $61,000, respectively.

Del-Tin Fiber's financial position at year-end 2001 and 2000 and results of operations for years of 2001 and 2000 consisted of the following:

(Thousands of dollars)		2001	2000
Condensed Balance Sheet Information			
Current assets	$	5,218	5,258
Debt service reserve funds		3,543	3,423
Bond sinking funds		6,072	-
Property, plant, and equipment - net		100,907	96,176
Other noncurrent assets		982	1,227
Total assets	$	116,722	106,084
Current liabilities	$	4,419	4,558
Long-term debt		89,000	89,000
Other noncurrent liabilities		6	7
Members' capital/(deficit)		23,657	12,519
Accumulated other comprehensive income		(360)	-
Total liabilities, members' capital/(deficit), and other comprehensive income	$	116,722	106,084
Condensed Income Statement Information			
Net sales	$	16,718	31,071
Costs and expenses			
Cost of sales		24,921	40,178
Depreciation		2,410	4,570
General and administrative expenses		1,174	1,322
Other expenses		762	72
Total costs and expenses		29,267	46,142
Operating income/(loss)		(12,549)	(15,071)
Interest income		186	207
Interest and other debt expense		(5,901)	(7,011)
Net income/(loss)		(18,264)	(21,875)
Other comprehensive income		(360)	-
Comprehensive income/(loss)	$	(18,624)	(21,875)

At December 31, 2001 and 2000, the Company's share of the underlying net assets of Del-Tin Fiber exceeded its investment by $229,000 and $398,000, respectively. The excess relates primarily to interest received by the Company from Del-Tin Fiber prior to plant start-up, which was capitalized by Deltic as a reduction of its investment and is being amortized into income using the straight-line method over a 60-month period.

The Company accounts for its investment in Del-Tin Fiber under the equity method. Accordingly, the investment in Del-Tin Fiber is carried at cost, adjusted for the Company's proportionate share of undistributed earnings or losses. Cumulative net losses for the facility have amounted to $67,325,000, $33,662,500 net to the Company. As a result, no earnings have been available for distribution to the owners. Contributions to Del-Tin Fiber by the Company as of December 31, 2001, have amounted to $45,489,000.

Note 5 – Timber and Timberlands

Timber and timberlands at December 31 consisted of the following:

(Thousands of dollars)		2001	2000
Purchased stumpage inventory	$	5,665	9,987
Timberlands		76,468	66,788
Fee timber		179,424	145,981
Logging facilities		1,692	1,672
		263,249	224,428
Less accumulated cost of fee timber harvested and facilities depreciation		(51,495)	(43,030)
	$	211,754	181,398

Cost of fee timber harvested amounted to $8,697,000 in 2001, $7,224,000 in 2000, and $5,012,000 in 1999. Depreciation of logging facilities was $37,000, $45,000, and $56,000 for the years 2001, 2000, and 1999.

The Company obtains a portion of its sawmill log requirements by acquiring purchased stumpage inventory through cutting contracts with various private and government landowners. These contracts have terms ranging from a few months to several years. At December 31, 2001, the Company's total commitment under such contracts amounted to approximately $2,692,000. Based on lumber prices at December 31, 2001, management estimated the fair value of stumpage under such contracts to be approximately $3,147,000. Depending on the market value of this stumpage at time of harvest, the Company's sawmills may experience favorable or unfavorable log supply costs. By February 8, 2002, the lumber market had improved to the point that the estimated fair value of timber under these contracts had increased to approximately $5,170,000.

Note 6 – Property, Plant, and Equipment

Property, plant, and equipment at December 31 consisted of the following:

(Thousands of dollars)	Range of Useful Lives		2001	2000
Land	N/A	$	125	2,584
Land improvements	10-20 years		3,265	4,121
Buildings and structures	10-20 years		4,469	4,790
Machinery and equipment	3-15 years		74,168	74,568
			82,027	86,063
Less accumulated depreciation			(40,253)	(40,857)
		$	41,774	45,206

Depreciation of property, plant, and equipment charged to operations was $6,257,000, $5,926,000, and $5,620,000 in 2001, 2000, and 1999, respectively, including charges to discontinued agriculture operations of $366,000 in 2000 and $576,000 in 1999.

Gains/(losses) on disposals or retirements of assets, exclusive of disposition of agricultural assets, included in income were $57,000 in 2001, $109,000 in 2000, and $65,000 in 1999.

Note 7 – Credit Facilities

On June 20, 2001, Deltic entered into an agreement with SunTrust Bank and other domestic banks which provide an unsecured, committed revolving credit facility totaling $105,000,000. The agreement will expire on July 15, 2004. As of December 31, 2001, $61,000,000 of committed credit was available in excess of all borrowings outstanding under the facility. Borrowings under the agreement bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan the Company executes. The applicable margin component of the interest rate varies with the type of loan and the Company's total debt to EBITDA ratio. Up to $5,000,000 of the total commitment amount may be used for short-term borrowings and would bear interest at the rate offered by SunTrust Bank at the time of borrowing. Borrowings outstanding at December 31, 2001, amounted to $44,000,000 and are Eurodollar loans. Fees associated with this revolving credit facility include a commitment fee of .175 to .35 percent per annum on the unused portion of the committed amount. The revolving credit agreement contains restrictive covenants, including limitations on the incurrence of debt and requirements to maintain certain financial ratios.

The Company may also borrow up to $1,000,000 under a short-term credit facility with BancorpSouth. The agreement expires December 15, 2002, with renewal annually. The amount available to the Company under this facility is reduced by any borrowings by Deltic. As of December 31, 2001, Deltic had no borrowings outstanding under this line of credit, resulting in $1,000,000 available to the Company. Borrowings bear interest based upon the New York Prime, and the facility carries a commitment fee of .1 percent per annum on the unused amount of the facility.

In addition, Deltic has an agreement with Regions Bank which provides a $1,750,000 credit facility. The agreement, which is renewable annually, carries no facility fees and borrowings bear interest based upon prime. Amounts available to Deltic under the facility are reduced by any borrowings. The Company had no borrowings outstanding under this facility as of December 31, 2001, leaving $1,750,000 available to the Company. (For additional information regarding these financial instruments, see Note 12 – Fair Value of Financial Instruments.)

Note 8 – Indebtedness

The Company's indebtedness at December 31 consisted of the following:

(Thousands of dollars)		2001	2000
Short-term notes payable, 7.65%	$	–	800
Installment timber notes payable, non-interest bearing		–	24
Notes payable, 3.4%*, due 2004		44,000	47,000
Senior notes payable, 6.7%, due 2008		40,000	40,000
Other notes payable, 5%*, due 2002-2006		264	546
		84,264	88,370
Less: Short-term notes		–	(800)
Current maturities of long-term debt		(74)	(160)
Long-term debt at December 31	$	84,190	87,410

* Weighted average interest rate at December 31, 2001.

The $44,000,000 of notes payable designated as due in 2004 represents the outstanding balance under the Company's revolving credit facility agreement with SunTrust Bank and a group of other domestic banks. The agreement will expire on July 15, 2004. The Company incurred costs of $520,000 related to the securing of this facility, which was deferred and is being amortized as additional interest expense over the term of the agreement.

During 1998, the Company successfully completed negotiation of the private placement of $40,000,000 of senior notes with Pacific Coast Farm Credit, a division of American AgCredit. These unsecured notes have a fixed stated interest rate of 6.7 percent and mature on December 18, 2008. No installment payments are required, but the terms allow for prepayments at the option of the Company. The agreement contains certain restrictive financial covenants, including a minimum consolidated tangible net worth of the sum of $135,000,000, plus 25 percent of cumulative consolidated adjusted net income from October 1, 1998, and a maximum funded debt/capitalization ratio of .6 to 1. The Company incurred $226,000 of costs related to the issuance of these notes, which was deferred and is being amortized as additional interest expense over the term of the underlying debt.

In anticipation of issuance of these notes, the Company entered into and settled an interest rate hedge contract. Upon settlement of this contract in December 1998, the Company paid $1,081,000, which was deferred and is being amortized as other debt expense over the term of the underlying debt, resulting in an effective interest rate for these notes of approximately 6.9 percent.

The scheduled maturities of long-term debt for the next five years are $74,000 in 2002, $70,000 in 2003, $44,064,000 in 2004, $32,000 in 2005, and $24,000 in 2006. (For additional information regarding financial instruments, see Note 7 – Credit Facilities and Note 12 – Fair Value of Financial Instruments.)

Note 9 – Redeemable Preferred Stock

During 1997, the Company issued 600,000 shares of its authorized preferred stock having a par value of $.01 per share. Redemption of these shares, designated by the Company as Cumulative Mandatory Redeemable Preferred Stock, 7.54% Series, is mandatory on December 31, 2002 ("Mandatory Redemption Date"). These redeemable preferred shares have no voting rights, except if at any time cumulative dividends payable for these shares become in arrears for an amount equal to dividends payable for six quarterly dividends or the shares are not redeemed in full on the Mandatory Redemption Date. If either occurs, the holders of the redeemable preferred shares shall have the right to elect a director to the Board of Directors, which would be in addition to the current number of directors. This right shall continue until such time that all cumulative unpaid dividends have been paid or the redeemable preferred shares are redeemed.

Note 10 – Income Taxes

The components of income tax expense/(benefit) related to income/(loss) from continuing operations for the three years ended December 31, 2001, 2000, and 1999, consisted of the following:

(Thousands of dollars)		2001	2000	1999
Federal				
Current	$	(901)	(3,441)	4,762
Deferred		1,788	4,717	729
		887	1,276	5,491
State				
Current		301	459	68
Deferred		(460)	(1,324)	460
Total	$	728	411	6,019

A reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income/(loss) from continuing operations before income taxes consisted of the following:

	2001	2000	1999
Statutory income tax rate	35%	35%	35%
State income taxes, net of federal income tax benefit	(4)	(18)	2
Other	–	(4)	(1)
Effective income tax rate	31%	13%	36%

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, showing the tax effects of significant temporary differences, consisted of the following:

(Thousands of dollars)		2001	2000
Deferred tax assets			
Investment in real estate held for development and sale	$	9,869	6,667
State NOL carryforward		3,834	2,019
Postretirement and other employee benefits		1,476	991
Other deferred tax assets		788	591
Total deferred tax assets		15,967	10,268
Less valuation allowance		(957)	–
Total deferred tax assets – net		15,010	10,268
Deferred tax liabilities			
Investment in Del-Tin Fiber		(8,703)	(6,251)
Timber and timberlands		(19,622)	(11,932)
Property, plant, and equipment		(5,574)	(4,554)
Other deferred tax liabilities		(171)	(184)
Total deferred tax liabilities		(34,070)	(22,921)
Net deferred tax assets/(liabilities)	$	(19,060)	(12,653)

Net long-term deferred tax liabilities were $19,669,000 at December 31, 2001, and $13,014,000 at December 31, 2000. In addition, short-term deferred tax assets of $609,000 at December 31, 2001, and $361,000 at December 31, 2000, are included in the Consolidated Balance Sheets in Prepaid Expenses and Other Current Assets for the respective years.

As of December 31, 2001, the Company had a valuation allowance of $957,000 to reduce its deferred tax assets to estimated realizable value. The valuation allowance relates to the deferred tax assets arising from state tax loss carryforwards. The net change in the valuation allowance for the year ended December 31, 2001, an increase of $957,000, was principally due to potential expiration of a portion of the 2001 net operating loss for state tax purposes.

In assessing the realizability of deferred tax assets, Deltic's management considers whether it is more likely than not that some portion or all of the Company's total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2001, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2001, the Company had operating loss carryforwards for state purposes of approximately $63,904,000. Of this amount, $370,000 expires in 2004, $34,103,000 expires in 2005, and $29,431,000 expires in 2006. The Company had an expected federal tax refund of $1,985,000 and $4,648,000 at December 31, 2001 and 2000, respectively, reflected in the Consolidated Balance Sheets in Other Receivables.

Note 11 – Stockholders Rights Plan

The Company has a Stockholders Rights Plan, which provides for each eligible common shareholder to receive a dividend of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock held. The Rights will expire on December 31, 2006, unless earlier exchanged or redeemed. The Rights will detach from the common stock and become exercisable: (1) following a specified period of time after the date of the first public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than certain persons, has become the beneficial owner of 15 percent or more of the Company's common stock or (2) following a specified amount of time of the commencement of a tender or exchange offer by any Acquiring Person, other than certain persons, which would, if consummated, result in such persons becoming the beneficial owner of 15 percent or more of the Company's common stock. In either case, the detachment of the Rights from the common stock is subject to extension by a majority of the directors of the Company. The Rights have certain antitakeover effects and will cause substantial dilution to any Acquiring Person that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors of the Company to negotiate with an acquiror on behalf of all the shareholders. Other terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent.

Note 12 – Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2001 and 2000. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes financial instruments included in current assets and liabilities, except the current portion of noncurrent notes receivable and current maturities of long-term debt, all of which have fair values approximating carrying values.

		2001		2000	
		Carrying or Notional Amount	Estimated Fair Value	Carrying or Notional Amount	Estimated Fair Value
(Thousands of dollars)					
Financial assets					
Funds held by trustee	$	2,236	2,236	16,317	16,317
Notes receivable		40	40	16,405	16,405
Financial liabilities					
Long-term debt, including current maturities		(84,264)	(83,943)	(87,570)	(89,387)
Redeemable preferred stock		(30,000)	(31,312)	(30,000)	(30,988)
Off-balance sheet exposures					
Letters of credit		(2,050)	(2,050)	(1,053)	(1,053)

Funds held by trustee – The carrying amount approximates its fair value.

Notes receivable, including current portion – The carrying value is estimated to approximate fair value based on the change in interest rates spread since the notes' obligation dates.

Long-term debt, including current maturities – The fair value is estimated based on current rates at which the Company could borrow funds with similar remaining maturities.

Redeemable preferred stock – The fair value is based on the redemption amount for the stock, discounted using the Company's estimated borrowing rate for debt instruments with similar remaining maturities.

Letters of credit – The fair value is based on the estimated cost to settle these obligations.

Note 13 – Concentration of Credit Risks

Financial instruments which potentially subject the Company to credit risk are trade accounts receivable. These receivables normally arise from the sale of wood products and real estate. Concentration of credit with respect to these trade accounts receivable is limited due to the large number of customers comprising the Company's customer base. No single customer accounted for a significant amount of the Company's sales of wood products or real estate in 2001, 2000, or 1999. At December 31, 2001, there were no significant accounts receivable from a single customer, while one timber sale customer's receivable accounted for approximately 24 percent of consolidated trade accounts receivable at December 31, 2000.

Note 14 – Employee and Retiree Benefits

The Company provides retirement plans and other postretirement benefits to the majority of its employees. Reconciliations of benefit obligations, plan assets, and funded status of the plans consisted of the following:

		Retirement Plans		Other Postretirement Benefits	
(Thousands of dollars)		2001	2000	2001	2000
Change in benefit obligation					
Benefit obligation at January 1	$	10,597	9,145	4,729	3,285
Service cost		589	627	263	296
Interest cost		776	686	397	314
Participant contributions		–	–	23	20
Actuarial (gain)/loss		192	(126)	700	984
Curtailments[1]		161	39	127	–
Settlements[1]		–	(79)	–	–
Special termination benefits[1]		–	357	–	–
Benefits paid		(238)	(52)	(211)	(170)
Benefit obligation at December 31	$	12,077	10,597	6,028	4,729
Change in plan assets					
Fair value of plan assets at January 1	$	12,680	11,464	–	–
Actual return on plan assets		(287)	1,347	–	–
Employer contributions		–	–	188	150
Participant contributions		–	–	23	20
Settlements[1]		–	(79)	–	–
Benefits paid		(231)	(52)	(211)	(170)
Fair value of plan assets at December 31[2]	$	12,162	12,680	–	–

[1] Reflects impact of early retirements of agriculture segment employees resulting from discontinuation of operations. (For additional information about the discontinuation of the agriculture segment, see Note 2 – Discontinued Agriculture Segment.)

[2] Primarily includes listed stocks and bonds, government securities, and U.S. agency bonds.

(Thousands of dollars)		Retirement Plans 2001	Retirement Plans 2000	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Reconciliation of funded status of plans					
Funded status of plans	$	85	2,083	(6,028)	(4,729)
Unrecognized actuarial (gain)/loss		362	(1,211)	1,703	1,065
Unrecognized net asset from transition to SFAS 87[1]		(84)	(133)	–	–
Unrecognized prior service cost		487	540	–	–
Contributions		4	–	–	–
Prepaid/(accrued) benefit cost[2]	$	854	1,279	(4,325)	(3,664)
Assumptions					
Weighted average discount rate		7.25%	7.50%	7.25%	7.50%
Expected return on plan assets		8.50%	8.50%	N/A	N/A
Rate of compensation increase		4.60%	4.60%	N/A	N/A

[1] Being amortized over a period of 15 years.
[2] Included in the Consolidated Balance Sheets in Deferred Charges and Other Assets/Other Noncurrent Liabilities.

Components of net periodic retirement expense and other postretirement benefits expense consisted of the following:

(Thousands of dollars)		2001	2000	1999
Retirement plans				
Service cost	$	589	627	675
Interest cost		776	686	641
Expected return on plan assets		(1,070)	(972)	(891)
Amortization of prior service cost		53	54	92
Amortization of transitional asset		(49)	(50)	(49)
Recognized actuarial (gain)/loss		(23)	23	9
Net retirement expense	$	276	368	477
Other postretirement benefits				
Service cost	$	263	296	191
Interest cost		397	314	214
Recognized actuarial (gain)/loss		60	44	13
Other postretirement benefits expense	$	720	654	418

Retirement Plans – The Company has noncontributory, defined benefit retirement plans that cover substantially all employees. Benefits are based on years of service, including those with Murphy Oil Corporation, and final career-average-pay formulas as defined by the plans.

Thrift Plan – Employees of the Company may participate in its thrift plan by allotting up to a specific percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment, based on length of participation in the plan. Company contributions to this plan were $275,000 in 2001, $281,000 in 2000, and $259,000 in 1999.

Postretirement Benefits – The Company sponsors a plan that provides comprehensive health care benefits (supplementing Medicare benefits for those eligible) and life insurance benefits for retired employees. Costs are accrued for this plan during the service lives of covered employees. Retirees contribute a portion of the self-funded cost of health care benefits; the Company contributes the remainder. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is funded on a pay-as-you-go basis. The Company retains the right to modify or terminate the benefits and/or cost sharing provisions.

In determining the accumulated benefit obligation for health care at December 31, 2001 and 2000, health care inflation cost was assumed to increase at an annual rate of 8.5 percent in 2001, decreasing .5 percent per year to 5 percent in 2007 and thereafter. A one percentage-point increase in the assumed health care cost trend would increase the aggregate service and interest cost components of periodic benefit cost for 2001 by $72,000 and the benefit obligation by $481,000, while a one percentage-point decrease in the assumed rate would decrease the 2001 cost components by $65,000 and the benefit obligation by $439,000.

Note 15 – Incentive Plans

Stock Incentive Plan

The Company's 1996 Stock Incentive Plan ("the Plan") permits annual awards of shares of the Company's common stock to executives and other key employees. Under the plan, the Executive Compensation Committee ("the Committee") is authorized to grant: (1) stock options; (2) stock appreciation rights; and (3) restricted stock awards. Total annual options granted prior to 1999, excluding any replacement options issued due to the spin-off from Murphy Oil Corporation, could not exceed .5 percent of common shares issued and outstanding at the end of the preceding year. These options could be nonqualified, incentive, or a combination of the two. In 1999, the Plan was amended to allow the Committee to award up to one percent of common shares issued and outstanding at the end of the preceding year; any allowed shares not granted may be available for grant in subsequent years. However, all options granted under the amended plan are required to be nonqualified. The Company applies APB 25 to account for stock-based compensation plans. Cost of options are accrued over the vesting periods. Previously, certain option exercise procedures allowed resulted in variable-plan accounting treatment for all options outstanding, which requires adjustment of the cost of options granted for changes in the market value per share of the Company's common stock. However, these exercise procedures have been amended, effective November 15, 2001, allowing Deltic to change to fixed-plan accounting treatment for all outstanding options. Under this treatment, the Company will be required to recognize expense for the remaining vesting periods only for options outstanding at November 15, 2001, with a grant price lower than the closing market price on that date, thus eliminating the previous volatility in periodic incentive plan expense. All options outstanding as of December 31, 2001, will be fully vested by the end of the first quarter of 2004.

Stock Options – For each option granted under the Plan, the Committee fixes the option price at no less than fair market value on the date of the grant and the option term, not to exceed 10 years from date of grant. Replacement options granted were for 10 years from original grant date and nonqualified. New options granted in 1997 and 1998 were for 10 years and primarily incentive. Options granted since 1998 have been for 10 years and nonqualified. All options have an option price no less than the market value on the grant date, with a range in option prices of $9.90 to $28.03 per share. For options granted in 1997, exclusive of replacement options, half may be exercised or surrendered after two years and the remainder after three years. For options granted from 1998 through 2001, half may be exercised or surrendered after one year and the remainder after three years.

Changes in options outstanding, including replacement options, consisted of the following:

	Number of Options	Average Exercise Price
Outstanding at December 31, 1998	148,055	$ 23.33
Granted	69,800	$ 24.97
Surrendered	–	N/A
Outstanding at December 31, 1999	217,855	$ 23.86
Granted	70,550	$ 22.06
Surrendered	–	N/A
Forfeited/expired	(6,700)	N/A
Outstanding at December 31, 2000	281,705	$ 23.40
Granted	112,700	$ 23.88
Surrendered	(1,750)	N/A
Forfeited/expired	(500)	N/A
Outstanding at December 31, 2001	392,155	$ 23.58
Exercisable at December 31, 1999	86,967	$ 21.77
Exercisable at December 31, 2000	156,981	$ 22.93
Exercisable at December 31, 2001	212,580	$ 23.45

Additional information about stock options outstanding at December 31, 2001, consisted of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Life in Years	Average Exercise Price	Number of Options	Average Exercise Price
$ 9.90 to $13.90	24,625	3.6	$12.97	24,625	$12.97
$22.06 to $28.03	367,530	7.2	$24.30	187,955	$24.83
$ 9.90 to $28.03	392,155	7.0	$23.58	212,580	$23.45

Stock Appreciation Rights – Stock appreciation rights may be granted in conjunction with, or independent of, stock options. The Committee determines when these rights may be exercised and the price. No stock appreciation rights have been granted.

Restricted Stock – The Committee may award restricted stock to selected employees, with conditions to vesting for each grant established by the Committee. During the vesting period, the grantee may vote and receive dividends on the shares, but shares are subject to transfer restrictions and are all, or partially, forfeited if a grantee terminates, depending on the reason. The grantee may be reimbursed by the Company for personal income tax liability on the value of stock awarded.

Changes in shares of restricted stock outstanding consisted of the following:

	2001	2000	1999
Balance at beginning of year	34,094	13,500	13,500
Granted	–	21,400	–
Forfeited	–	(806)	–
Balance at end of year	34,094	34,094	13,500

The fair value per share of restricted stock granted in 2000 was $22.06. Unearned compensation was charged for the market value of the restricted shares. The unearned compensation is shown as a reduction of stockholders' equity in the Consolidated Balance Sheets as Unamortized Restricted Stock Awards, and is being amortized to expense over the respective four-year restricted periods.

Stock-based compensation reflected in income was a charge of $410,000 in 2001, $255,000 in 2000, and $89,000 in 1999. Had cost of the Company's stock-based compensation plans been determined based on the fair value of the instruments at the grant dates using the provisions of SFAS 123, the Company's net income and earnings per share would be the following pro forma amounts.

(Thousands of dollars, except per share amounts)		2001	2000	1999
Net income				
As reported	$	9,980	13,557	10,920
Pro forma		9,597	13,262	10,552
Basic earnings per share				
As reported	$	.65	.93	.69
Pro forma		.62	.90	.66
Dilutive earnings per share				
As reported	$	.65	.93	.69
Pro forma		.61	.90	.66

For the pro forma net income calculation in the preceding table, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model and the following assumptions for awards in 2001, 2000, and 1999, respectively: dividend yields of 1.06 percent, .97 percent, and 1.01 percent; expected volatility of 38.52 percent, 38.59 percent, and 37.99 percent; risk-free interest rates of 5.08 percent, 6.80 percent, and 5.06 percent; and expected lives of five years. Using these assumptions, the weighted average grant-date fair value per share of options granted in 2001, 2000, and 1999 was $9.05, $9.03, and $9.42, respectively.

Incentive Compensation Plan

Cash Awards – The Company has an Incentive Compensation Plan that provides for annual cash awards to officers, directors, and key employees based on actual results for a year compared to objectives established by the Executive Compensation Committee, which administers the Plan, at the beginning of that year. Initial awards under the Plan were granted in 1998, based on 1997 results of operations. Provisions for cash incentive awards of $405,000, $722,000, and $575,000 were recorded in 2001, 2000, and 1999, respectively.

Note 16 – Supplemental Cash Flows Disclosures

Income taxes paid, net of refunds, were $1,079,000 and $5,770,000 in 2000 and 1999, respectively. During 2001, a net refund of $4,734,000 was received. Interest paid, net of amounts capitalized, was $5,475,000, $4,530,000, and $4,074,000 in 2001, 2000, and 1999, respectively.

Noncash investing and financing activities excluded from the Consolidated Statements of Cash Flows were assumptions of owner-financed debt, in the amount of $176,000 in 2001 and $696,000 in 1999 related to acquisitions of land.

(Increases)/decreases in operating working capital other than cash and cash equivalents, for each of the three years ended December 31 consisted of the following:

(Thousands of dollars)		2001	2000	1999
Trade accounts receivable	$	(499)	828	(652)
Other receivables		2,777	(3,467)	(13)
Inventories		(438)	4,284	(3,560)
Prepaid expenses and other current assets		(672)	691	300
Trade accounts payable		573	(248)	764
Deferred credits and other accrued liabilities		1,125	(5)	(646)
	$	2,866	2,083	(3,807)

Note 17 – Earnings per Share

The amounts used in computing earnings per share and the effect on income and weighted average number of shares outstanding of dilutive potential common stock consisted of the following:

(Thousands of dollars)		2001	2000	1999
Income/(loss) from continuing operations	$	1,623	2,701	10,771
Discontinued operations, net		8,357	10,856	149
Less preferred dividends		(2,262)	(2,262)	(2,262)
Income available to common shareholders	$	7,718	11,295	8,658

(Thousands of dollars)		2001	2000	1999
Weighted average number of common shares used in basic EPS		11,896	12,176	12,503
Effect of dilutive stock options		33	10	16
Weighted average number of common shares and dilutive potential common stock used in EPS assuming dilution		11,929	12,186	12,519
Earnings per common share				
Basic				
Continuing operations	$	(.05)	.04	.68
Discontinued operations		.70	.89	.01
Net income	$	.65	.93	.69
Assuming dilution				
Continuing operations	$	(.05)	.04	.68
Discontinued operations		.70	.89	.01
Net income	$	.65	.93	.69

Note 18 – Commitments and Contingencies

Commitments – Commitments for capital expenditures at December 31, 2001, were approximately $698,000 for timber and timberlands; $3,249,000 for property, plant, and equipment; and $10,380,000 for investment in real estate held for development and sale.

Contingencies – The Company is involved in litigation incidental to its business from time to time. Currently, there are no material legal proceedings outstanding.

Note 19 – Business Segments

The Company's four reporting segments consist of Deltic's three operating business units and its corporate function. Each reporting entity has a separate management team and infrastructure that offers different products and/or services.

Woodlands operations manage the Company's Southern Pine timberlands located primarily in Arkansas and north Louisiana and derive revenue from the harvest of timber from the timberlands, in accordance with its harvest plans, and either sells timber to third parties in the domestic market or to the Company's Mills segment for conversion into lumber. In addition, this segment may, from time to time, identify and sell a portion of its timberland holdings that is either non-strategic to future timberland management activities or has appreciated, due primarily to location, to a level that exceeds its value as a timber-growing asset.

The Mills segment consists of Deltic's two sawmills which convert timber, purchased from third parties or the Company's Woodlands segment, into lumber. These mills produce a variety of products, including dimension lumber, boards, timbers, decking, and secondary manufacturing products, such as finger-jointed studs. These products are sold primarily to wholesalers and lumber treaters in the South and Midwest and used in residential construction, roof trusses, laminated beams, and remanufactured items.

Real Estate operations, which currently include three separate real estate developments, add value to former timberland by developing it into upscale, planned residential and commercial developments. These developments, each of which is centered around a core amenity, are being developed in stages. To-date, real estate sales have consisted primarily of residential lots sold to builders or individuals, commercial site sales, and sales of undeveloped acreage. In addition, this segment currently leases retail and office space to third parties in a retail center constructed by the Company, and held for sale, in one of its developments. This segment also manages both a real estate brokerage subsidiary which currently generates commission revenue by reselling existing homesites in one of the Company developments and a country club operation, Chenal Country Club, Inc., around which the Company's Chenal Valley development is centered. This club operation derives its revenues from membership services, food and beverage sales, and membership dues.

Corporate operations consist primarily of senior management, planning, accounting, information systems, human resources, treasury, income tax, and legal staff functions that provide support services to the operating business units. The Company currently does not allocate the cost of maintaining these support functions to its operating units.

In August 2000, the Company's Board of Directors approved the disposal of Deltic's former Agriculture segment. As a result, agriculture operating results are reported as discontinued operations. (For additional information about the discontinuation of the agriculture operations, see Note 2 – Discontinued Agriculture Segment.)

The accounting policies of the reportable segments are the same as those described in Note 1 – Significant Accounting Policies. The Company evaluates the performance of its segments based on operating income before equity in the results of Del-Tin Fiber, an equity method investee; interest income and expense; other nonoperating income or expense; and income taxes. Intersegment revenues consist primarily of timber sales from the Woodlands segment to the Mills operations.

Information about the Company's business segments consisted of the following:

(Thousands of dollars)		2001	2000	1999
Net sales				
Woodlands	$	38,309	41,483	31,776
Mills		57,382	64,870	83,490
Real Estate		25,020	18,035	21,631
Eliminations[1]		(14,700)	(14,857)	(11,887)
	$	106,011	109,531	125,010

(Thousands of dollars)		2001	2000	1999
Income/(loss) from continuing operations before income taxes				
Operating income				
Woodlands	$	22,321	28,675	20,305
Mills		(7,101)	(6,415)	6,500
Real Estate		7,392	2,400	8,468
Corporate		(6,372)	(6,475)	(5,836)
Eliminations		(416)	(71)	(193)
Operating income		15,824	18,114	29,244
Equity in loss of Del-Tin Fiber		(9,132)	(10,938)	(8,936)
Interest income		946	517	254
Interest and other debt expense		(5,725)	(4,921)	(4,124)
Other income/(expense)		438	340	352
	$	2,351	3,112	16,790
Total assets at year-end				
Woodlands	$	208,114	173,108	155,212
Mills		50,099	53,720	51,955
Real Estate		37,925	35,593	39,450
Corporate[2,3]		32,242	56,586	17,421
Total assets for continuing operations		328,380	319,007	264,038
Discontinued agriculture operations		–	3,626	13,860
	$	328,380	322,633	277,898
Depreciation, amortization, and cost of fee timber harvested				
Woodlands	$	9,038	7,513	5,258
Mills		5,441	4,518	4,162
Real Estate		365	567	416
Corporate		147	231	276
	$	14,991	12,829	10,112
Capital expenditures				
Woodlands	$	44,432	24,975	8,541
Mills		5,861	8,386	7,949
Real Estate		13,514	9,667	11,475
Corporate		150	320	124
Capital expenditures for continuing operations		63,957	43,348	28,089
Discontinued agriculture operations		–	53	527
	$	63,957	43,401	28,616

[1] Primarily intersegment sales of timber from Woodlands to Mills.

[2] Includes investment in Del-Tin Fiber, an equity method investee, of $11,600,000, $5,862,000, and $3,727,000 at December 31, 2001, 2000, and 1999, respectively. (For additional information regarding the financial position and results of operations of Del-Tin Fiber, see Note 4 – Investment in Del-Tin Fiber.)

[3] Includes balance of farmland/timberland sales proceeds held by trustee of $2,236,000 as of December 31, 2001, and $16,317,000 as of December 31, 2000, and advances to accommodating title holders and Ashly Plantation minority owners of $16,364,000 as of December 31, 2000. (For additional information regarding the transactions resulting in these amounts, see Note 2 – Discontinued Agriculture Segment.)

Note 20 – Financial Results by Quarter (Unaudited)

(Thousands of dollars, except per share amounts)

		2001				
		FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
Net sales	$	22,494	27,800	25,440	30,277	106,011
Operating income		4,606	3,379	2,588	5,251	15,824
Income/(loss) from continuing operations		975	(118)	(114)	880	1,623
Income/(loss) from discontinued operations		8,212	119	51	(25)	8,357
Net income		9,187	1	(63)	855	9,980
Earnings per common share						
Basic						
Continuing operations	$	.03	(.06)	(.06)	.02	(.05)
Discontinued operations		.69	.01	.01	–	.70
Net income		.72	(.05)	(.05)	.02	.65
Assuming dilution						
Continuing operations		.03	(.06)	(.06)	.02	(.05)
Discontinued operations		.69	.01	.01	–	.70
Net income		.72	(.05)	(.05)	.02	.65
Dividends per common share	$	.0625	.0625	.0625	.0625	.25
Market price per common share						
High	$	24.09	28.80	29.66	28.95	29.66
Low		20.02	20.05	24.07	24.69	20.02
Close, at period-end		20.25	28.80	25.30	27.40	27.40

		2000				
		FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
Net sales	$	29,746	30,253	25,078	24,454	109,531
Operating income		6,138	6,706	4,027	1,243	18,114
Income/(loss) from continuing operations		1,968	2,176	(7)	(1,436)	2,701
Income/(loss) from discontinued operations		214	66	7,359	3,217	10,856
Net income		2,182	2,242	7,352	1,781	13,557
Earnings per common share						
Basic						
Continuing operations	$	.11	.13	(.05)	(.17)	.04
Discontinued operations		.02	.01	.61	.27	.89
Net income		.13	.14	.56	.10	.93
Assuming dilution						
Continuing operations		.11	.13	(.05)	(.17)	.04
Discontinued operations		.02	.01	.61	.27	.89
Net income		.13	.14	.56	.10	.93
Dividends per common share	$	.0625	.0625	.0625	.0625	.25
Market price per common share						
High	$	24.00	23.00	21.63	24.19	24.19
Low		19.56	20.25	16.94	16.56	16.56
Close, at period-end		23.69	21.38	16.94	23.88	23.88

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Deltic Timber Corporation:

We have audited the accompanying consolidated balance sheets of Deltic Timber Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deltic Timber Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Shreveport, Louisiana
February 8, 2002

AUDIT COMMITTEE CHAIRMAN'S LETTER

The Shareholders
Deltic Timber Corporation:

The Audit Committee ("the Committee") of the Board of Directors is responsible for providing independent oversight of the Company's accounting functions and internal controls. The members of the Committee are selected by the Board of Directors. The Committee consists of five outside directors and operates under a written charter approved by the Board of Directors. (A copy of this charter is included in the Company's 2000 Proxy Statement.) The Committee met five times during 2001.

The Audit Committee also oversees the financial reporting process on behalf of the Board of Directors. As part of this responsibility, the Committee assessed the independence of the Company's external auditors, utilizing written disclosures received from such auditors as required by the provisions adopted by the Independence Standards Board, and recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's external auditors. The Committee discussed the overall scope and specific plans for audit services with the Company's internal auditor and with KPMG LLP, the Company's external auditors. The Committee reviewed and discussed the quarterly financial statements prior to the filing of the Company's Form 10-Q's. In addition, the Committee also reviewed and discussed the Company's audited consolidated financial statements and adequacy of the Company's internal controls and discussed with KPMG LLP the matters required by Statements on Auditing Standards 61, Communication with Audit Committees. The Committee also met with the internal auditor and KPMG LLP to discuss the results of their respective audits, their consideration of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings were also designed to facilitate any private communication with the Committee, without management present, desired by the internal auditor or KPMG LLP.

Based upon these reviews and discussions, the Audit Committee approved the accompanying audited financial statements for inclusion in the annual report on Form 10-K filed with the Securities and Exchange Commission.

John C. Shealy
Chairman, Audit Committee
March 6, 2002

REPORT OF MANAGEMENT

The Shareholders
Deltic Timber Corporation:

The management of Deltic Timber Corporation has prepared and is responsible for the Company's consolidated financial statements. The statements are prepared in conformity with accounting principles generally accepted in the United States of America, appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates with consideration given to materiality.

The Company maintains internal control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, that the accounting records accurately reflect business transactions, and that the transactions are in accordance with management's authorization. The design, monitoring, and revision of the systems of internal control involve, among other things, our judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which monitors the effectiveness of the controls, while independently and systematically evaluating and formally reporting on the adequacy and effectiveness of components of the system.

The Company's consolidated financial statements have been audited by KPMG LLP, independent certified public accountants, who have expressed their opinion with respect to the fairness of the consolidated financial statements. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management. The Board of Directors appoints the independent auditors; ratification of the appointment is solicited annually from the shareholders.

The Audit Committee of the Board of Directors is composed of directors who are not officers or employees of the Company. The Committee meets periodically with the certified public accountants, the Company's internal auditor, and representatives of management to review the Company's internal controls, the quality of its financial reporting, the scope and results of audits, and the independence of the external auditors. The Company's internal auditor and KPMG LLP have unrestricted access to the Committee, without management's presence, to discuss audit findings and other financial matters.

Clefton D. Vaughan
Vice President and Chief Financial Officer
February 8, 2002

		2001	2000	1999	1998	1997
Operating						
Acres owned[1]						
Woodlands		432,700	408,000	395,400	397,000	367,100
Real Estate		5,900	6,200	9,800	10,100	9,400
Agriculture		–	18,400	37,000	37,000	36,300
Woodlands						
Estimated standing pine timber inventories[1]						
Sawtimber (tons)		10,694,200	10,373,100	9,913,700	9,603,000	8,688,700
Pulpwood (tons)		5,937,400	5,616,100	4,708,200	4,797,600	4,532,600
Company-owned pine timber harvested[2]						
Sawtimber (tons)		673,055	566,557	500,442	431,556	356,480
Average sales price (per ton)	$	39	45	46	51	53
Pulpwood (tons)		288,771	235,079	286,112	200,620	76,584
Average sales price (per ton)	$	5	5	6	7	7
Timberland sales						
Acres sold		3,315	5,254	7,336	427	62
Average sales price (per acre)	$	2,400	2,100	500	500	900
Mills						
Production						
Annual capacity (MBF)[1]		246,000	246,000	226,000	226,000	210,000
Finished lumber (MBF)		164,058	168,889	185,957	159,690	147,023
Pine chips (tons)		247,967	287,772	324,392	289,372	257,648
Lumber sales (MBF)		158,225	172,059	189,028	162,249	149,444
Average sales price (per MBF)	$	306	324	383	343	396
Mill margin (per MBF)	$	(45)	(37)	34	(17)	49
Real Estate						
Residential lots sold		198	148	196	175	113
Average sales price (per lot)	$	85,400	54,000	50,800	55,600	52,400
Commercial acres sold		14.1	10.4	74.0	8.0	26.4
Average sales price (per acre)	$	160,700	496,300	67,000	158,100	90,900
Undeveloped acres sold		40.1	5.0	213.1	96.3	9.5
Average sales price (per acre)	$	6,900	1,900	10,400	6,900	19,600
Stockholder and Employee Data[1]						
Common shares outstanding (thousands)		11,888	11,936	12,394	12,814	12,798
Number of stockholders of record		1,862	2,037	2,272	3,210	3,471
Number of employees		517	481	496	499	472

[1] At December 31.
[2] Includes intersegment transfers at market prices.

BOARD OF DIRECTORS

OFFICERS

Robert C. Nolan
Chairman

Ron L. Pearce
President and Chief Executive Officer

Clefton D. Vaughan
Vice President and Treasurer

W. Bayless Rowe
Vice President, General Counsel, and Secretary

David V. Meghreblian
Vice President, Operations

Emily R. Evers
Controller

COMMITTEES OF THE BOARD

(1) Member of the Executive and Nominating Committee chaired by Mr. Nolan.
(2) Member of the Audit Committee chaired by Mr. Shealy.
(3) Member of the Executive Compensation Committee chaired by Mr. Murphy.



Robert C. Nolan (1)
Chairman
Deltic Timber Corporation
El Dorado, Arkansas
Director since 1996



Ron L. Pearce (1)
President and
Chief Executive Officer
Deltic Timber Corporation
El Dorado, Arkansas
Director since 1996



O.H. Darling, Jr. (2)
Division Manager, Crossett
Division, Retired
Georgia-Pacific Corporation
Crossett, Arkansas
Director since 1996



The Reverend Canon
Christoph Keller, III (2) (3)
Episcopal Priest
New York, New York
Director since 1996



Alex R. Lieblong (1) (3)
President
Lieblong & Associates, Inc.
Little Rock, Arkansas
Director since 1996

CORPORATE OFFICES

210 East Elm, P. O. Box 7200
El Dorado, Arkansas 71731-7200
(870) 881-9400
www.deltic.com

STOCK EXCHANGE LISTING

Trading symbol: DEL
New York Stock Exchange

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, L.L.C.
2 North LaSalle Street, P.O. Box 1689
Chicago, Illinois 60602

ANNUAL MEETING

The annual meeting of the Company's shareholders will be held at 10 a.m. on April 25, 2002, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, is enclosed with this report.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by writing to:
Deltic Timber Corporation
Controller's Department
P. O. Box 7200
El Dorado, Arkansas 71731-7200

INQUIRIES

Inquiries regarding shareholder account matters should be addressed to:
W. Bayless Rowe, Secretary
Deltic Timber Corporation
P. O. Box 7200
El Dorado, Arkansas 71731-7200

Members of the financial community should direct their inquiries to:
Kenneth D. Mann, Assistant Controller and Manager, Investor Relations
Deltic Timber Corporation
P. O. Box 7200
El Dorado, Arkansas 71731-7200
(870) 881-6432

SUBSIDIARIES

DELTIC TIMBER PURCHASERS, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce .... President
Clefton D. Vaughan .... Vice President and Treasurer
W. Bayless Rowe .... Vice President, General Counsel, and Secretary
David V. Meghreblian .... Vice President
Emily R. Evers .... Controller

DELTIC SOUTHWEST TIMBER COMPANY
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce .... President
Clefton D. Vaughan .... Vice President and Treasurer
W. Bayless Rowe .... Vice President, General Counsel, and Secretary
David V. Meghreblian .... Vice President
Emily R. Evers .... Controller

DELTIC REAL ESTATE INVESTMENT COMPANY
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce .... President
Clefton D. Vaughan .... Vice President and Treasurer
W. Bayless Rowe .... Vice President, General Counsel, and Secretary
Emily R. Evers .... Controller

CHENAL PROPERTIES, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce .... President
Clefton D. Vaughan .... Vice President and Treasurer
Jack R. McCray .... Vice President
W. Bayless Rowe .... Vice President, General Counsel, and Secretary
Emily R. Evers .... Controller

CHENAL COUNTRY CLUB, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce .... President
Clefton D. Vaughan .... Vice President and Treasurer
W. Bayless Rowe .... Vice President, General Counsel, and Secretary
Emily R. Evers .... Controller



R. Madison Murphy (1) (3)
Chairman of the Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas
Director since 1996



R. Hunter Pierson, Jr. (2) (3)
Private Investor
Timberland, commercial real estate, and securities
New Orleans, Louisiana
Director since 1999



J. Thurston Roach (2) (3)
Retired Executive and Private Investor
Seattle, Washington
Director since 2000



John C. Shealy (1) (2)
Vice President and General Manager, Southern Region, Retired
Willamette Industries, Inc.
Ruston, Louisiana
Director since 1996

DELTIC



DELTIC TIMBER CORPORATION • 210 EAST ELM • P.O. BOX 7200 • EL DORADO, AR 71731-7200 • WWW.DELTIC.COM

DELTIC